03057362

RECD S.E.C.
MAY 0 2 2003
1086

ARIS
P.E 12-31-02
0-30827

ClickSoftware

2002 Annual Report

PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

CK

Dear Fellow Shareholders,

ClickSoftware is in the business of optimizing the effectiveness of service operations to improve customer service, maximize service revenues, and minimize service operating costs. Our Service Optimization Suite of products offers decision support and optimization for long and short-term resource forecasting and planning, daily scheduling, and on-going business performance analysis. Our clients realize measurable financial value from our products, such as a significant increase in the number of service calls successfully delivered per day, reduction in travel time, shorter response time to their customers, and lower ratio of dispatchers to service engineers.

Let us review our progress to date, where we are, and how we plan to grow the company and increase shareholder value:

The past three years have been challenging for most enterprise software companies, and we had our share of disappointing quarters. Nevertheless, our annual revenue trend has generally been positive: revenues grew from $10M in 1999 to $12.6M in 2000 and $18.2M in 2001, and slowing in 2002 to $15.8M. Realizing that we have to conserve our cash, we have taken steps to reduce our cost level to a range that will match our likely revenues. Additionally, we developed improved processes for deploying our solutions that resulted in improved margins for our professional services work. At the beginning of 2003, our headcount was 112 people, enabling a much lower cost base that we believe will allow us to become profitable in the first half of 2003.

Despite the difficult economy, we continue to execute well in the field. In 2002, we acquired 21 new customers and took 19 customers live with our solutions. We continue to increase market share and add industry leaders to our list of clients, e.g., Diebold and Siemens Westinghouse Power in the United States, Philips Medical and Nashuatec in Europe, and Telstra and Aristocrat in Australia. A high rate of successful deployments created a long list of satisfied customers who are willing to serve as references and write joint case studies with us, communicating to the business world the benefits they derived from our solutions. The increase in the number of satisfied customers has also contributed to a steady growth in maintenance revenues. We currently have dozens of live customers, about 30% of which are Fortune 1000 or Global 500 companies. For many of these customers, our products deliver business critical functionality and are directly related to their business success. Every day, all over the world, thousands of service calls are scheduled by our ClickSchedule product.

Our R&D team continues its innovative work to increase the depth and breadth of our products. In 2002 we released ClickForecast, which is the first link in the decision making chain of service operations. With this product, we have completed a full suite of products to support end-to-end service optimization. We further improved the effectiveness and efficiency of our algorithms that allow our clients to squeeze the most out of their existing capacity, and plan their long-term and short-term capacity. The scalability of our products continues to improve with proven performance in many real-life large-scale installations. We also continue to invest in refining our quality assurance processes and execution.

As we reported in our 2000 annual report, our business growth strategy was, and still is, built around four elements: Territories, Industry Verticals, Partners, and Product Innovation, all of which are aimed at rapidly expanding our market reach and customer population. We executed on this strategy by:

- Extending our geographic reach by increasing the number of our customers in Europe and Australia;
- Meeting the needs of versatile and complex service operations in a number of verticals, including telecommunications, office and computer equipment, consumer and home services, energy and utilities, medical equipment and other heavy capital equipment and building automation; and
- Being recognized by system integrators and enterprise (ERP/CRM) software vendors as a market leader in service workforce optimization. We formed productive partnerships with leading players, and they are continuing to contribute to our growth.

To conclude, we believe that the following drivers will continue to expand the service chain optimization market and hence support our growth:

- Increasing competitive pressures on companies to improve their service to their customers;
- Reduced margins on products and services, which are forcing companies to do more with less;
- Technological advances in service equipment requiring more diverse and complex skills from the field force;
- Customers' expectations of faster, cheaper, and more reliable service; and
- Increasingly challenging and costly regulatory compliance restrictions in the utilities and telecommunication markets.

We believe that our customer base in diversified vertical industries, our worldwide presence, our unique and innovative products, and the business relationships we have developed with the leading industry players will allow us to re-ignite growth in the upcoming year.

Respectfully,

/s/

Dr. Moshe BenBassat
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ________________

Commission file number 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
34 Habarzel Street Tel Aviv, Israel	69710
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972-3) 765-9400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.02 par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the ordinary shares held by nonaffiliates of the Registrant, based upon the closing sale price of the ordinary shares on June 28, 2002 (the last business day of the Registrant's most recently completed second fiscal quarter) as reported by the Nasdaq National Market, was approximately $5.2 million. Ordinary shares held by each executive officer and director and by each person who owns 5% or more of the outstanding voting stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 13, 2003, there were approximately 26,373,249 Ordinary Shares of the Registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

The Registrant's Proxy Statement and Notice of Annual General Meeting of Shareholders is incorporated by reference.

TABLE OF CONTENTS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management, including statements related to products, markets, and future results of operations and profitability, and may include implied statements concerning market acceptance of our products, and our growing leadership role in the marketplace. In addition, when used in this report, the words "likely," "will," "suggests," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan, "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this annual report on Form 10-K with respect to future events, the outcome of which is subject to certain risks, including the risk factors set forth herein, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

We provide software products for optimizing service operations, which are designed to improve customer responsiveness and the utilization of service resources. Our products allow our clients to respond quickly to customers' demands for service while improving utilization of service personnel and reducing operational costs.

We offer solutions to support the various levels of management hierarchy, including execution, operational planning, tactical planning and strategic planning levels. Our Service Optimization suite of products allows clients to concentrate on both micro and macro level scheduling, service execution, real time monitoring, short term resource planning, and long term capacity planning. Our solution is designed to enable our clients to increase the productivity of their service resources, resulting in reduced costs and increased revenue opportunities that would otherwise be lost.

We were incorporated in Israel in 1979. We have: a wholly-owned subsidiary incorporated in the U.S., ClickSoftware, Inc.; a wholly-owned subsidiary incorporated in the United Kingdom, ClickSoftware Europe, Limited; a wholly-owned subsidiary in Belgium, ClickSoftware Belgium, N.V.; and a wholly-owned subsidiary incorporated in Germany, ClickSoftware Central Europe GmbH. On January 21, 2002 our U.S. subsidiary incorporated a wholly owned subsidiary in Australia, ClickSoftware Australia Pty Limited. Our product development efforts are conducted primarily in Israel. Our sales and marketing and implementation efforts in North America, Europe, and Asia Pacific and Africa are conducted by our subsidiaries.

PRODUCTS

We provide solutions for end-to-end service chain optimization that are designed to increase revenue and customer responsiveness while reducing costs. Our Service Optimization suite includes strategic and tactical workforce planning, optimized service scheduling, intelligent problem resolution, wireless workforce management, and business analytics, connecting various organizational levels and all functions, from executive strategy to operational execution.

Our service optimization solutions are utilized by leading service organizations in several service industry segments, including: telecommunications, computer and office equipment, industrial equipment, medical equipment, building automation, utilities, financial services, aerospace & defense, and home services. ClickSoftware's solutions can deliver improvements in:

- field workforce productivity
- responsiveness to customers
- quality of service delivered
- profitability of the service operation
- reduction in missed customer commitments

We have achieved our position in service chain optimization through years of experience in a variety of service operations. The result is a highly advanced technology with the flexibility to model and accommodate varying business types and processes. The ease with which it can be integrated with leading customer relationship management (CRM) and enterprise resource planning (ERP) solutions, often with standard interface adaptors, enables ClickSoftware customers to accelerate the deployment of the solution.

Service Optimization Suite of Products

Our suite of products provides an end-to-end solution for improving the efficiency and effectiveness of service operations. Our key products utilize an advanced optimization engine to drive decisions within service organizations based on common business goals and policies from the CEO to the field technician. Our Service Optimization suite includes:

ClickPlan provides interactive and automated workforce planning for staffing and deployment of the field workforce based on forecasted workload. ClickPlan enables service organizations to resolve workforce shortages and surpluses weeks and months in advance. Comparing available resources to forecasted workloads, ClickPlan helps determine the best strategy to ensure the right people are in the right place, at the right time.

ClickSchedule optimizes service scheduling and routing for improving workforce productivity by balancing customer, resource, and organizational preferences including contractual commitments, priority, drive time, skills, and resource availability. Configuration capabilities, very high scalability and use of standard eXtensible Markup Language (XML) interfaces are designed to improve integration with enterprise systems and deployment according to organizational business policies and processes.

ClickFix provides intelligent diagnostics and problem resolution for reducing service costs. ClickFix enables faster resolution of customer issues at multiple levels of service contact, from the call center to the field. Based on an intelligent engine that utilizes specific knowledge about customers' equipment, ClickFix diagnoses and resolves problems independent of the user's skills, experience, and knowledge. Accessibility via the Web empowers customers to resolve problems themselves at any time of day, and often without a resource, requiring fewer onsite visits.

ClickMobile provides wireless workforce management for monitoring field workforce activities and reducing the labor of dispatching. ClickMobile enables job detail notification from the field and allows for field updates even when resources are out of wireless coverage. Assignments created in ClickSchedule are dispatched to field devices based on configurable workflows while enabling real-time visibility into workforce activity including job status, start, and end time.

ClickAnalyze provides service business analytics for workforce performance measurement and strategic decision support. ClickAnalyze enables drill-down analysis of key performance indicators including resource productivity, operational costs, and responsiveness to customers. Integrated within the Service Optimization suite, ClickAnalyze provides executive level summaries as well as detailed analysis by territory, job type, time frame and other criteria.

ClickForecast provides field service workload forecasting to help companies reduce excess workforce capacity. ClickForecast can combine historical service workload with future business events to create a forecast for each territory, job type, or business unit. ClickForecast enables service managers, marketing, and sales to collaboratively determine required staffing levels, and create multiple forecast scenarios, each with different business assumptions.

TECHNOLOGY

The Service Optimization suite utilizes a foundation of core technologies that we developed over a period of more than 10 years in the service industry. Originally brought to market as W-6 Service Scheduler and TechMate, these technologies include sophisticated algorithms and business process representation tools. Our research and development personnel have been working on service optimization technology solutions since 1985, including algorithmic software solutions, system integration and implementations. The Service Optimization suite, with its depth and breadth, reflects our experience and investment into the complex optimization and decision support troubleshooting needs of service organizations.

Analogous to, but more complex than the supply chain, the service chain involves different variables and challenges including the scheduling of personnel with varying skills in different locations to simple and complex tasks. All of these variables must be considered in constantly changing conditions to meet the fast pace typical of service-level and profit driven organizations.

Our applications are standards-based, facilitating integration with related Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) or supply chain functions. Service Optimization client applications run on standard web browsers and Windows-based computers. The application server supports leading database management systems, including Oracle (Windows and non-Windows) and Microsoft SQL Server scalable enough to meet the demands of large service organizations. Service Optimization delivers inherent scalability based on a *dynamic load balancing* architecture that uses thin clients, a stateless server model, multi-threaded application servers and relational databases.

Our proprietary optimization algorithms provide efficient solutions for complex problems arising from, among others, the following:

- the vast number of possible solutions for evaluation when optimizing the scheduling of personnel;
- the number of service organization-specific resources and variables including skills, availability, location, customer preference, workload balancing, contractual commitments, employee preferences, customer priority, and others;
- the need to instantly respond to concurrent users' service requests in a highly dynamic decision-making environment;
- the vast number of potential routes within a specific geographic area, each having an impact on the cost of service; and
- various time zone considerations in large service organizations.

Service Optimization also includes sophisticated service business scenario modeling power. We have developed models based on a vast number of variables and resource characteristics common to service organizations. By employing these models, Service Optimization addresses the market needs of different segments of the service industry and broadens the customer base for our products.

Service Optimization incorporates several critical technologies to provide intelligent decision support in a scalable and open architecture:

- Application software and web servers capable of performing optimization, problem resolution, and Internet access to the application host system; and
- Application Programming Interfaces (APIs) based on eXtensible Markup Language (XML), enable other applications to integrate and access Service Optimization data and services without additional training or applications for users to adopt.

Our optimization merges mathematical disciplines and experience with real-life service operations. The result is an algorithm that combines the traits of several optimization disciplines including adaptive learning, genetic algorithms, taboo search, and geographic clustering. Our optimization overcomes the challenge of a vast number of possible schedules by first rapidly identifying all feasible schedules, and then selecting the best schedules. The schedule is selected by evaluating each feasible schedule by weighted cost of service, job revenue, and customer satisfaction to create a *business value* for the schedule. The business value is then used to compare the quality of all schedules, constantly maintaining an optimized schedule. ClickFix's diagnostic and problem resolution engine includes algorithms for problem resolution based on equipment design and field knowledge, a knowledge base with self-learning capabilities, and an intelligent component that creates new trouble shooting solutions based on modeling both equipment structure and historic data.

Our development methodology is based on techniques that facilitate development of components that can be incorporated in future products. This methodology enables us to reduce the time required to introduce functional enhancements and new products. The development methodology involves direct analysis of customers' business requirements, software module design to meet these requirements, software development and coding, testing, and quality assurance. Our research and development group and their processes are ISO 9001 certified.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

Our professional services organization is staffed by employees with significant experience in the resource optimization field. We provide our clients with consulting and deployment services, upgrades, and comprehensive training and support to help achieve business goals with a quick return on investment. Our consulting services include:

- Business Analysis. Our consultants assess current or planned scheduling needs, develop and document the project plan, and deliver the design specification. We provide a configuration and implementation roadmap to help meet business goals, including an analysis of return on investment and business change management.
- Project Implementations. Our professional services consultants individually, or as members of our clients' teams, implement and assist in the configuration of our solutions to accelerate the project deployment schedule and ensure a successful implementation process.
- Project Advisory Services - We offer a packaged set of reviews and consulting services targeted at ensuring the ability of our implementation partners to deliver a working solution. We have provided this service to date to support relatively simple implementations of specific niche customers such as utilities.

Customer support is available by telephone and over the Internet. Customer support is billed as a percentage of license fees depending upon the level of support coverage requested by the customer. Support is provided by the technical support team in our product development group, ensuring detailed product knowledge and access to experts and testing facilities when required. The customer support team works closely with the professional services organization in providing technical support during client project implementations and transferring completed projects from professional services organization to the customer support team.

SALES AND MARKETING

We market and sell our products primarily through our direct sales force, which is located in North America, Europe, and the Asia Pacific and Africa region. Our multidisciplinary sales teams consist of field sales executives, sales support engineers and internal sales staff. The internal sales staff is responsible for generating leads and qualifying prospective clients. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale client relationship, which consists of ongoing relationship management and the sale of additional licenses, as clients require additional resources. Our management also takes an active role in our sales efforts. The knowledge gained by our sales and marketing force is also communicated to our product marketing group, which guides our development team. This enables our organization to align the functionality of our products with customer needs.

We typically direct our sales efforts to the client's chief executive officer, the chief information officer, the vice presidents of customer service and other senior executives responsible for improving customer service at our clients' organizations. We focus our marketing efforts on identifying potential new clients, generating new sales opportunities, and creating awareness in our target markets about the value of our products and their applications. Our programs target prospective clients across a wide variety of industries, business relationships and geographies. In order to effectively promote product awareness, we engage in marketing activities in a wide variety of areas including public relations and analyst relations, email campaigns, web seminars with our customers and industry analysts, a newsletter and advertising creation and placement, direct mailings and trade shows. As of December 31, 2002, we employed over 30 individuals in our sales and marketing department.

Our business development organization supports joint marketing activities with our business partners. Our business relationships enable us to use our partners' market presence and sales channels to create additional revenue opportunities. We have entered into co-marketing arrangements with leading ERP companies and CRM vendors. We participate in joint sales efforts. A partial list of these vendors includes Amdocs Clarify CRM, SAP AG, and Siebel Systems.

We have also established relationships with large System Integrator (SI) organizations such as Accenture, IBM business consulting services, Deloitte Consulting, and Bering point. These partners have committed various levels of resources to integrate, customize and implement our solutions. Depending on the strength of the relationship, we have co-invested in training and certifying their professional services teams, developed co-marketing programs, and incorporated our products into their marketing/referral strategies.

We also have a focused reseller program. Our formal reseller agreements generally provide the parties with the right to use each other's name in marketing and advertising materials, and to conduct joint marketing programs. These agreements are generally for a one-year period and are automatically renewable. We provide sales materials and training to resellers on the marketing, selling and implementation of our software solutions. We believe these relationships will extend our presence and brand name in new and existing markets.

CUSTOMERS

We sell our products to a broad base of clients representing a variety of industries with unique needs, including telecommunications, utilities, high-technology service providers and home equipment retailers. The following is a representative list of our clients or end-users using our products. This list of clients is representative of the geographically dispersed client base, the various industries utilizing our products and the various stages of deployment of our product lines. Each of these clients accounted for at least $500,000 of product and/or service revenues for 2002 and, as a group, these clients accounted for approximately 46% of our total revenues for 2002:

Accenture Australia Limited
Gaz Métropolitain Inc.
London Electricity plc.
Philips Medical Systems Nederland B.V.
Siemens ICN
Siemens Westinghouse Power Company
Telstra Corporation

No customer accounted for greater than 10% of revenues during the year ended December 31, 2002.

RESEARCH AND DEVELOPMENT

We have invested significant time and resources in creating a structured process for undertaking all product development projects. These include documenting product requirements, specifying product features and workflow, developing the software, performing quality assurance, and creating documentation and packaging. Our research and development center in Israel is ISO 9000 compliant and continuously updates its software development procedures to maintain an ongoing improvement process and high quality products.

Our future research and development strategies will concentrate on strengthening our product offerings in decision support, forecasting, capacity planning and monitoring, schedule optimization and installations scheduling, and continuing to enhance the scalability of our products, and in continuing the development of offerings for specific vertical industries.

Our research and development expenses, prior to participation grants from the Office of the Chief Scientist of the Government of Israel, totaled $3.8 million for the year ended December 31, 2002, $4.4 million for the year ended December 31, 2001 and $5.4 million for the year ended December 31, 2000. As of December 31, 2002, we employed 28 individuals in our research and development group.

COMPETITION

The market for our products is competitive and rapidly changing. We expect competition to increase in the future as current competitors expand their product offerings and new companies enter the market.
Our current and potential competitors include:

- independent systems integrators and in-house information technology departments;
- traditional ERP and CRM software application vendors;
- software vendors in the utility, telecommunications, Internet access, field services, home delivery and other markets;
- providers of service scheduling software and components and logistics solutions providers; and
- providers of supply-chain optimization solutions for manufacturing organizations.

Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. In addition, our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements, which can make existing products, including ours, obsolete or unmarketable.

INTELLECTUAL PROPERTY

Our future success depends in part on legal protection of our intellectual property. To protect our intellectual property, we rely on a combination of the following among others:

- preventing access to source code and technical documentation;
- copyright laws;
- patent laws;
- trademark laws; and
- trade secret laws.

We have two patent applications pending with both the Israeli Patent Office and the United States Patent Office. As we continue to develop new applications of our products, we will consider additional patent applications. We can offer no assurance that patents will issue from any of these pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, we can offer no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will adequately protect us.

We own U.S. trademark registrations for the marks **AITEST** and **CLICKANALYZE**, and have filed applications for registration of the marks **CLICKPLAN**, **CLICKFORECAST**, **CLICKSCHEDULE**, and **CLICKFIX**. In the European Union, we own trademark registrations for **CLICKFIX** and **CLICKSCHEDULE**, **CLICKANALYZE**, **CLICKFORECAST**, and **CLICKPLAN**.

Although we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We can give no assurance that others will not develop technologies that are similar or superior to our technology. See *"Risks Related to Our Business"* and *"Competition"*.

We generally enter into nondisclosure agreements with our customers, employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information.

Our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other foreign countries. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market. We cannot assure you that our means of protecting our intellectual property rights in the United States, Israel or elsewhere will be adequate or that competing companies will not independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We also indemnify some of our customers against claims that our products infringe on the intellectual property rights of others. We believe that our products do not infringe upon the intellectual property rights of third parties. However, we cannot assure you that we will prevail in all future intellectual property disputes. We have not conducted an exhaustive search for existing patents and other intellectual property registrations, and we cannot assure you that our products do not infringe any issued patents. In addition, because patent applications in the United States and Israel are not publicly disclosed until the patent is issued, applications may have been filed which would relate to our products.

Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlap. In addition, our competitors may file or have filed patent applications, which are covering aspects of their technology that they may claim our technology infringes. Third parties may assert infringement or competing ownership claims with respect to our products and technology. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, and divert management's attention and resources or cause product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expand significant resources to develop non-infringing technology or obtain licenses to or pay royalties to use a third party's technology. Such royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of patent or copyright infringement against us could significantly harm our business.

EMPLOYEES

As of December 31, 2002, we had 115 full-time employees: 28 engaged in research and development, 30 in sales, marketing and business development, 38 in professional services and technical support and 19 in finance, administration and operations. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

During the fourth quarter of 2002 we announced a reorganization plan under which we implemented an across the board salary reduction and reduced our workforce by approximately 40 employees, mainly from those engaged in research and development activities. (See also note 4 of the notes to our consolidated financial statements attached hereto).

61 of our employees are located in Israel. Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies and severance funds. Severance pay expenses amounted to $283,000 in 2002, $266,000 in 2001 and $562,000 in 2000.

Israeli law provides that employment arrangements with employees not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation which differentiates between compensation paid to employees for a 43 hour work week or for maximum daily work hours and compensation for overtime work. Israeli law also limits the maximum number of hours of overtime. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work. While there is no certainty that such claims will prevail, even if they do, we do not believe that these claims would have a material adverse effect on us.

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors and certain information about them as of February 28, 2003 are as follows:

Name	Age	Position
Dr. Moshe BenBassat	55	Chief Executive Officer and Chairman of the Board
Shmuel Arvatz	40	Executive Vice President and Chief Financial Officer
David Schapiro	45	Executive Vice President, Markets & Products
Hannan Carmeli	44	Executive Vice President, Worldwide Professional Services
Amit Bendov	38	Senior Vice President, Product Marketing
Dr. Israel Borovich	61	Director
Roni A. Einav	58	Director
Nathan Gantcher	62	Director
Eddy Shalev	55	Director
James W. Thanos	54	Director

DR. MOSHE BENBASSAT co-founded ClickSoftware and has served as Chairman and Chief Executive Officer since its inception. From 1987 to 1999, Dr. BenBassat served as a Professor of Information Systems at the Faculty of Management at Tel-Aviv University. Dr. BenBassat has also held academic positions at the University of Southern California and the University of California in Los Angeles. From 1996 to January 1999, Dr. BenBassat also served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. BenBassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. BenBassat holds Bachelor of Science, Master of Science and PhD. degrees in Mathematics and Statistics from Tel-Aviv University.

SHMUEL ARVATZ has served as Executive Vice President and Chief Financial Officer of ClickSoftware Technologies since October 20, 2002. Prior to his position at ClickSoftware, Mr. Arvatz served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. He also served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a provider of software e-manufacturing solutions. From 1990 to 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd., a telecommunications equipment provider which was acquired by ADC Telecom Inc. in 1998). Mr. Arvatz holds a B.A. in Accounting and Economics from Bar-Ilan University.

DAVID SCHAPIRO has served as our Executive Vice President of Markets and Products since April 2001. Prior to this role and since 1999, he held various executive roles in our product development group, including Senior Vice President of Product Development. From October 1996 through 1998, Mr. Schapiro served as the ClickSchedule Division General Manager and prior to that in various management and marketing positions at ClickSoftware including Vice President of Business Development. From 1984 to 1996, Mr. Schapiro served in positions at Applied Materials, a semiconductor equipment manufacturer, and Scitex Corporation, a digital printing system company. Mr. Schapiro received a Bachelor of Science degree in Mathematics and Computer Science from Tel-Aviv University, and a Master of Science degree in Computer Science from Bar-Ilan University.

HANNAN CARMELI has served as our Executive Vice President of Worldwide Professional Services since August 2002. Prior to this role, he has served as our Senior Vice President, Products, Services and Operations since January 2001. From August 1996 to December 2000, Mr. Carmeli held various executive roles including General Manager of the TechMate Division as well as Manager of Product Services and Operations. Prior to joining us, Mr. Carmeli held R&D and field positions with software vendors ranging from software development through product management and sales management. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree in Computer Science from Boston University.

AMIT BENDOV has served as our Senior Vice President of Product Marketing since July 1998. From September 1996 to June 1998, Mr. Bendov served as our Director of Customer Support and Integration. From August 1994 to August 1996, Mr. Bendov served as our Research and Development Manager. Mr. Bendov holds a Bachelor of Science degree in Computer Science and Statistics from Tel Aviv University.

RONI A. EINAV has served as a director of ClickSoftware since April 2000. From 1983 to April 1999, Mr. Einav founded and served as Chairman of the Board of Directors and president of New Dimension Software, Ltd., a systems software company, subsequently acquired by BMC Software. Mr. Einav has also played a role in founding other Israeli high-tech companies, including Liraz Computers, Jacada, UDS-Ultimate Distribution Systems, XciTel, CePost, CeDimension, ComDa and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces, serving in the Systems Analysis Division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering and a Master of Science degree in Operations Research from the Technion Institute.

DR. ISRAEL BOROVICH has served as a director of ClickSoftware since July 1997. Since 1988, Dr. Borovich has served as President and CEO of Arkia Israeli Airlines and Knafaim-Arkia Holdings Ltd. Dr. Borovich also serves as a director of Knafaim-Arkia Holdings, Ltd., Maman-Cargo Terminals & Handling Ltd., Issta Lines Israel Students Travel Company Ltd., Dr. Borovich serves as a chairman of Granit Hacarmel Investments, Ltd., Sonol Israel, Ltd., and Ayalon Highways (Israel) Ltd. Dr. Borovich is a full professor at the Faculty of Management, Tel Aviv University. Dr. Borovich holds Bachelor of Science, Master of Science and a PhD. in Industrial Engineering from the Polytechnic Institute in Brooklyn.

NATHAN GANTCHER has served as a director of ClickSoftware since April 2000. Since January 2002, Mr. Gantcher has served as Co-Chairman, President and CEO of Alpha Investment Management LLC. From October 1997 to October 1999, Mr. Gantcher served as Vice Chairman of CIBC World Markets Corp. From 1983 to November 1997, Mr. Gantcher served as President, Chief Operating Officer and Co-Chief Executive Officer of Oppenheimer & Co. Since 1983, Mr. Gantcher has served as Chairman of the Board of Trustees of Tufts University. Mr. Gantcher is a member of the Board of Overseers at the Columbia University Graduate School of Business, a director of Mack-Cali Realty Corp and the Jewish Communal Fund, and a trustee of the Anti-Defamation League Foundation. Mr. Gantcher holds a Bachelor of Arts degree in Business from Tufts University and a Master of Business Administration degree from the Columbia University Graduate School of Business. Mr. Gantcher has notified us that he will not stand for reelection as a director at our next annual shareholders meeting.

EDDY SHALEV has served as a director of ClickSoftware since April 1997. Since April 1997, Mr. Shalev has also served as a director of Fundtech Corp. and other publicly traded high tech companies. Mr. Shalev is the Managing General Partner of Genesis Partners. Mr. Shalev holds a Master of Science degree in Management Information Systems from Tel Aviv University.

JAMES W. THANOS has served as a director of ClickSoftware since May 2000. From October 1999 to June 2002, Mr. Thanos served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc. From March 1998 to October 1999, Mr. Thanos served as BroadVision's Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide sales at Aurum Software. Mr. Thanos holds a Bachelor of Arts degree in International Relations and a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

Executive officers serve at the discretion of the Board and are appointed annually. The employment of each of our officers is at will and may be terminated at any time, with or without cause. There are no family relationships between any of the directors or executive officers of ClickSoftware.

ITEM 2. PROPERTIES

We have a seven-year lease for approximately 17,130 square feet of office space in Campbell, California that expires in 2007. During the fourth quarter of 2002, as part of our reorganization plan we closed our office in Campbell, California and moved our North America headquarters to Burlington, Massachusetts. We have a three-year lease for approximately 6,900 square feet of office space in Burlington, Massachusetts that expires in 2004. We are currently negotiating the final termination of the Campbell lease agreement. (See also note 4 of the notes to our consolidated financial statements attached hereto).

We also lease approximately 19,720 square feet of office space in Tel Aviv, Israel. The office space is leased pursuant to a lease that expires in June 2003. In March 2003 we signed an agreement under which we extended the current lease agreement for an additional two years, reduced the office space to approximately 14,100 square feet and reduced the rent per square foot. Our U.K. subsidiary currently operates from a leased facility of approximately 2,700 square feet in Slough, near London. We also lease additional smaller offices in various sites throughout North America and the European continent. We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future.

Anticipated minimum net rents for these facilities are approximately $600,000 for the twelve months ending December 31, 2003 and will decrease to $420,000 for 2004 and $75,000 for 2005, with the expiration of some of the leases.

ITEM 3. LEGAL PROCEEDINGS

In December 2002, a lawsuit was filed against us and our current and former officers in the United States District Court for the District of Massachusetts asserting securities law claims on behalf of persons who purchased our ordinary shares between June 22, 2000 and October 21, 2002. To date, the complaint has not been served on any of the defendants, nor has the plaintiff taken any other action in connection with the matter.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our ordinary shares were quoted on the NASDAQ National Market under the symbol "CKSW" between June 22, 2000 and August 28,2002 and on the NASDAQ SmallCap Market under the symbol "CKSW" (or "CKSWE") from August 29, 2002. Prior to that time, there was no public market for our ordinary shares. The following table sets forth for the periods indicated, the high and low closing prices of our ordinary shares as quoted by the NASDAQ National Market or the Nasdaq SmallCap Market, as applicable to the relevant period:

Fiscal year ended December 31, 2002	HIGH	LOW
First Quarter	$ 2.25	$ 1.10
Second Quarter	$ 1.20	$ 0.32
Third Quarter	$ 0.58	$ 0.36
Fourth Quarter	$ 0.44	$ 0.08
Fiscal year ended December 31, 2001	**HIGH**	**LOW**
First Quarter	$ 2.72	$ 0.75
Second Quarter	$ 1.43	$ 0.56
Third Quarter	$ 1.82	$ 0.70
Fourth Quarter	$ 1.47	$ 0.82

As of March 13, 2002, there were 82 stockholders of record of our Ordinary Shares.

Our present policy is to retain earnings, if any, to finance future growth. We have never paid cash dividends and have no present intention to pay cash dividends.

On June 22, 2000, we commenced an initial public offering of our ordinary shares, NIS 0.02 par value. Ordinary shares sold in the offering were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 (File No. 333-30274) that was declared effective by the SEC on June 22, 2000.

The offering commenced on June 22, 2000 whereby 4,000,000 ordinary shares registered under the registration statement were sold at a price of $7.00 per share. Underwriters exercised their overallotment option and purchased 600,000 additional ordinary shares at a price of $7.00 per share. The aggregate price of the offering amount registered was $32,200,000. In connection with the offering, we paid an aggregate of $2,254,000 in underwriting discounts and commissions to the underwriters and incurred other expenses of approximately $1.8 million.

As of December 31, 2002, we have used a portion of the aggregate net proceeds of $28.2 million from our initial public offering of ordinary shares for the following purposes:

- approximately $9.5 million to expand our international operations including infrastructure and sales and marketing expenses;
- approximately $7.5 million to expand our domestic operations by hiring additional employees, leasing additional office space and expanding our infrastructure; and
- approximately $7.0 million for domestic sales and marketing.

The remaining proceeds will be used for general corporate purposes, including working capital, expansion of our sales and marketing capabilities, and acquisitions of, or investments in businesses, products and technologies that are complementary to our business. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction.

None of our net proceeds of the offering were paid directly or indirectly to any directors, officers, or general partners or their associates, or to persons owning 10% or more of any class of our equity securities, or any of our affiliates.

We have invested the net proceeds of the offering in interest-bearing short-term investments or bank deposits.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, and the selected consolidated balance sheet data as of December 31, 2002, 2001, 2000, 1999 and 1998, have been derived from our audited financial statements (as restated with respect to the years ended December 31, 1999, 2000 and 2001). The consolidated statements of operations data for the years ended December 31, 1999, 1998 and selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited consolidated financial statements that are not included herein (as restated with respect to the years ended December 31, 1999, 2000 and 2001). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following selected financial data are qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this statement.

See note 3 of the notes to our consolidated financial statements that are included on the Form 10-K/A for the year December 31, 2001 that we filed with the SEC on January 24, 2003 for a description of the restatement of our financial statements as applicable to the years ended December 31, 1999, 2000 and 2001.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

	YEAR ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
	(In thousands except share and per share data)				
Revenues:					
Software license	$ 7,113	$ 11,734	$ 7,412	$ 5,062	$ 3,932
Services	8,640	6,441	5,178	4,912	2,139
Total Revenues	15,753	18,175	12,590	9,974	6,071
Cost of Revenues:					
Software License	949	798	454	219	165
Services	5,804	5,498	5,301	4,469	2,377
Total cost of revenues	6,753	6,296	5,755	4,688	2,542
Gross Profit	9,000	11,879	6,835	5,286	3,529
Operating Expenses:					
Research and Development expenses, net	2,806	3,246	4,300	2,910	2,284
Selling and Marketing expenses	10,473	12,499	13,654	7,945	5,803
General and Administrative Expenses	3,106	4,048	3,717	1,759	1,333
Restructuring and assets impairment	2,665	294	-	-	-
Amortization of deferred Stock-based Compensation	300	437	1,237	738	-
Total Operating Expenses	19,350	20,524	22,908	13,352	9,420
Loss from Operations	(10,350)	(8,645)	(16,073)	(8,066)	(5,891)
Interest and other income, net	252	649	679	(254)	33
Net Loss	$(10,098)	$(7,996)	$(15,394)	$(8,320)	$(5,858)
Dividend related to convertible preferred shares	-	-	-	(4,989)	-
Net loss attributable to ordinary shareholders	$(10,098)	$(7,996)	$(15,394)	$(13,309)	$(5,858)
Basic and diluted net loss per ordinary share	$(0.40)	$(0.32)	$(0.68)	$(2.24)	$(0.99)
Shares used in computing basic and diluted net loss per share	25,553,891	25,322,771	22,501,563	5,948,816	5,914,735

CONSOLIDATED BALANCE SHEET DATA:

	DECEMBER 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Cash and cash equivalents	$3,400	$8,125	$4,438	$7,838	$3,770
Short-term Investments	2,949	1,846	16,878	-	-
Working capital	5,849	14,191	21,398	7,666	4,178
Total assets	13,957	20,700	28,645	13,843	7,983
Long-term liabilities, net of current portion	1,476	1,400	1,446	1,112	1,254
Shareholders' equity	6,684	16,428	23,773	8,480	4,657

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, *"expects," "anticipates," "intends," "believes"* and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled *"Risk Factors"* in this document.

OVERVIEW

Since late 1996, we have focused on providing service optimization software products based on our W-6 Service Scheduler and TechMate technologies. We have also invested significant resources in developing products based on these technologies. As a result, until 2001, we increased the number of our employees involved in research and development, sales and marketing, and professional services. During 2001 and 2002, we reduced the number of our employees as part of cost cutting measures.

In the fourth quarter of 2002, in light of the continued worldwide economic recession and the ongoing reductions in investments in corporate capital expenditures, we initiated a reorganization plan aimed at reducing our operating expenses. As part of the plan we reduced our workforce by approximately 40 employees, implemented an across the board salary reduction, closed our office in Campbell, California and moved our North America headquarters to Burlington, Massachusetts. As a result of this plan, we recorded in the fourth quarter of 2002 restructuring costs and asset impairment in the amount of approximately $2.7 million. (See also note 4 of the notes to our consolidated financial statements in "Item 8. Financial Statements".)

We believe that in today's economy, successful businesses must constantly increase the performance of existing service resources. Our products emphasize the use of optimization tools for performance enhancement in the service environment and also offer the ability to capture the benefits and efficiencies of the Internet. Accordingly, in September 1999, we began marketing our product lines under new names, ClickSchedule and ClickFix and in May 2000, we changed our company name to ClickSoftware Technologies Ltd. Currently our product offering for service optimization applications include: ClickSchedule, ClickFix, ClickAnalyze, ClickPlan, ClickMobile and ClickForecast.

We derive revenues from software licensing and services. Our operating history shows that a significant percentage of our quarterly revenues come from orders placed toward the end of a quarter. Software license revenues are comprised of perpetual software license fees primarily derived from contracts with our direct sales clients and our indirect distribution channels. We recognize revenues in accordance with the AICPA Statement of Position 97-2, *"Software Revenue Recognition,"* or SOP 97-2, as amended. (See note 2 of the notes to our consolidated financial statements attached hereto.)

Service revenues are comprised of revenues from consulting, training, and post-contract customer support. Consulting services are billed at an agreed-upon rate plus incurred expenses. Clients licensing our products generally purchase consulting agreements from us. Post-contract customer support arrangements provide technical support and the right to unspecified updates on an if-and when-available basis. Post-contract customer support revenues are charged as a percentage of license fees depending upon the level of support coverage requested by the customer. Our products are marketed worldwide through a combination of a direct sales force, consultants and various business relationships we have with implementation and technology companies and resellers.

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to media duplication and packaging of our products, costs of software purchased or licensed for resale and royalties payments to the Chief Scientist. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants, equipment costs and royalties payments to the Chief Scientist.

Operating expenses are categorized into research and development expenses, sales and marketing expenses, general and administrative expenses, and share based compensation.

Research and development expenses consist primarily of personnel costs to support product development, net of grants received from the Chief Scientist. In return for some of these grants, we are obligated to pay the Israeli Government royalties as described below which are included in cost of revenues. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred.

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, accounting, human resources, facilities, provision for doubtful accounts, legal and costs related to activity as public company.

Restructuring and assets impairment costs consist of write-down of equipment and leasehold improvements related to office space reduction, termination of lease contract and employees severance and benefits costs in connection with the termination of employment of employees. (See also note 4 of the notes to our consolidated financial statements attached hereto.)

Amortization of stock-based compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the deemed fair market value of the underlying stock. Deferred Stock-based compensation is amortized over the vesting period of the underlying options, generally four years.

Interest and other income include interest income earned on our cash, cash equivalents and short-term investments, offset by interest expense, and also includes the effects of foreign currency translations.

The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of our research and development expenses and other expenses are incurred in New Israeli Shekels, or NIS, and a portion of our revenues and expenses are incurred in British Pounds and the European Community Euro. The results of our operations are subject to fluctuations in these exchange rates, which are influenced by various global economic factors.

The effects of changes in foreign currency exchange rates on our results of operations for the years ended December 31, 2002 and 2001 were immaterial.

Our tax rate will mainly reflect a mix of the U.S. statutory tax rate on our U.S. income, the U.K statutory tax rate on our U.K income, the Belgium statutory tax rate on our Belgium income, the German statutory tax rate on our German income, the Australian tax rate on our Australian income and the Israeli tax rate discussed below.

Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. As a result of these benefits, we will have a tax exemption on income derived during the first two years in which this investment program produces taxable income, and a reduced tax rate of 15-25% for the next 5 to 8 years. In the event of a distribution of a cash dividend out of retained earnings that were exempt from tax due to its Approved Enterprise status, we would be required to pay 25% corporate income tax on income from which the dividend was distributed. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise Programs, or that the provisions of the law will not change.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our recognition of revenue requires judgments and estimates that may significantly impact our consolidated financial statements.

Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, the timing of our revenue recognition influences the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues, however, certain judgments affect the application of our revenue policy.

Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues in accordance with SOP 97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence, or VSOE. We determine the VSOE for each element according to the price charged when the element is sold separately. In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

Our software products generally do not require significant customization or modification. However, when such customization or modification is necessary, the revenue generated by those activities is deferred and recognized using the percentage of completion method.

Service revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified updates on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.

In recognizing revenues based on the rate of completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.

FISCAL YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

You should read the following discussion in conjunction with the audited consolidated financial statements for the years ended December 31, 2002, 2001, and 2000.

RESULTS OF OPERATIONS

Our operating results for each of the five years ended December 31, 2002, 2001, 2000, 1999 and 1998 expressed as a percentage of revenues are as follows:

	YEAR ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
Software license	45%	65%	59%	51%	65%
Services	55	35	41	49	35
Total Revenues	100	100	100	100	100
Cost of Revenues:					
Software License	6	4	4	2	3
Services	37	31	42	45	39
Total cost of revenues	43	35	46	47	42
Gross Profit	57	65	54	53	58
Operating Expenses:					
Research and Development expenses, net	18	18	34	29	38
Selling and Marketing expenses	66	69	108	80	95
General and Administrative Expenses	20	22	30	18	22
Restructuring and assets impairment	17	2	-	-	-
Amortization of deferred Stock-based Compensation	2	2	10	7	-
Total Operating Expenses	123	113	182	134	155
Loss from Operations	(66)	(48)	(128)	(81)	(97)
Interest and other income, net	2	4	5	(2)	1
Net Loss	(64)	(44)	(123)	(83)	(96)
Dividend related to convertible Preferred shares	-	-	-	(50)	-
Net loss attributable to ordinary shareholders	(64)%	(44)%	(123)%	(133)%	(96)%

FISCAL YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

During the third quarter of 2002, the audit committee of our board of directors, with the assistance of outside advisors, conducted a review of our financial statements for 2000 and 2001 and for the first six months of 2002. On October 21, 2002, we announced that we would restate our financial statements for 2000 and 2001 and for the first six months of 2002. Following the reaudit of our financial statements, we restated our financial statements for the announced periods and for the year ended December 31, 1999 and filed an amendment to the 10-K for the three years ended 2001 on January 24, 2003. The financial results provided in this annual report reflect this restatement.

The restatement resulted primarily from the recognition of revenue from sales to reseller customers and other customers, where revenue had been recognized prematurely or should not have been recognized at all. We also reclassified royalty expenses related to grants received from the Chief Scientist from selling and marketing expenses to cost of revenues expenses.

This restatement is further discussed in note 3 of the notes to our consolidated financial statements that are included on the Form 10-K/A for the year December 31, 2001 that we filed the U.S. Securities and Exchange Commission on January 24, 2003.

Revenues. Revenues decreased $2.4 million or 13% to $15.8 million in 2002, from $18.2 million in 2001. In 2001, revenues increased $5.6 million or 44% to $18.2 million from $12.6 million in 2000. The decrease in revenues from 2001 to 2002 was the result of the general economic downturn. Specifically, increased scrutiny of capital budgets has resulted in unexpected delays in larger sales and smaller initial orders in sales that did successfully close. The increase in revenues from 2000 to 2001 was the result of increased demand for our products and the expanding of our sales and marketing efforts into new markets. In 2002, 48% of our revenues were generated in North America, 30% in Europe, 2% in Israel and 20% in Asia Pacific and Africa. In 2001, 47% of our revenues were generated in North America, 35% in Europe, 2% in Israel and 16% in Asia Pacific and Africa. In 2000, 61% of our revenues were generated in North America, 34% in Europe, 3% in Israel and 2% in Asia Pacific and Africa. The increase in percentage of revenues from the Asia Pacific and Africa region is largely attributable to an expansion of our sales effort in the Asian Pacific region.

Software Licenses. Software license revenues were $7.1 million or 45% of revenues in 2002, $11.7 million or 65% of revenues in 2001, and $7.4 million or 59% of revenues in 2000. The decrease in software license revenues from 2001 to 2002 by $4.6 million or 39% was primarily the result of the general economic downturn. The increase in software license revenues from 2000 to 2001 by $4.3 million or 58% was due to the penetration into new markets as well as increased average sales per client, growth of our client base, and recurring sales to our installed base of clients.

Services. Service revenues were $8.6 million or 55% of revenues in 2002, $6.4 million or 35% of revenues in 2001, and $5.2 million or 41% of revenues in 2000. The increase in services revenues from 2001 to 2002 by $2.2 million or 34% was primarily due to the increase in post-contract support agreements and smaller increase in revenues from consulting services. The relatively small increase in service revenues from 2000 to 2001 by $1.3 million or 24% (as compared to the increase in Software License revenues during that period) was primarily due to an increase in license distribution through third parties also providing implementation services, and increased efficiency in our implementation process.

Cost of Revenues. Cost of revenues was $6.8 million or 43% of revenues in 2002, $6.3 million or 35% of revenues in 2001, and $5.8 million or 46% of revenues in 2000. The increase in the cost of revenues from 2001 to 2002 by $0.5 million or 7% was primarily due to the increase in new third party licenses and adaptors to other Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems sold during 2002. The increase in the cost of revenues from 2000 to 2001 by $0.5 million or 9% was due to an increase in the number of customers, which resulted in an increased demand for our professional services and increased royalties payments to the Chief Scientist.

Cost of Software Licenses. Cost of software license revenues were $949,000 or 6% of revenues in 2002, $798,000 or 4% of revenues in 2001 and $454,000 or 4% of revenues in 2000. The increase in the cost of software revenues from 2001 to 2002 by $151,000 or 19% was primarily due to the increase in new third party licenses and adaptors to other Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems sold during 2002 partially offset by decrease in royalties payments to Chief Scientist. The increase in the cost of software revenues from 2000 to 2001 by $344,000 or 76% was primarily due to increased royalties payments to Chief Scientist.

Cost of Services. Cost of service revenues were $5.8 million or 37% of revenues in 2002, $5.5 million or 31% of revenues in 2001, and $5.3 million or 42% of revenues in 2000. The increase in the cost of services from 2001 to 2002 by $306,000 or 6% was primarily due to increased royalties payments to the Chief Scientist, as well as increased demand for our professional services. The increase in the cost of services from 2000 to 2001, by $197,000 or 4%, was primarily due to increased demand for our professional services. The relatively small increases in cost of services from 2000 to 2001 and from 2001 to 2002 compared to the increase in service revenues in the same years is primarily attributable to the increased service and maintenance productivity.

Gross profit. Gross profit as a percentage of revenues was 57% in 2002 as compared to 65% in 2001 and 54% in 2000. The decrease in the gross profit from 2001 to 2002 by $2.9 million or 24% was primarily due to lower license revenues in 2002. The increase in the gross profit from 2000 to 2001 by $5.0 million or 74% was primarily due to the increase in license revenues in 2001. The decrease in gross margins from 2001 to 2002 was primarily due to a change in the revenue mix in favor of higher services revenues resulting in lower margins. The increase in gross margins from 2000 to 2001 was primarily due to a change in the revenue mix in favor of software license revenues resulting in higher margins.

Operating Expenses. Total operating expenses were $19.4 million or 123% of revenues in 2002, $20.5 million or 113% of revenues in 2001, and $22.9 million or 182% of revenues in 2000. The decrease in operating expenses from 2001 to 2002 by $1.2 million or 6% (excluding restructuring and impairment costs of $2.7 million, the decrease was $3.5 millions or 17%) was primarily due to cost cutting measures implemented during the past twelve months partially offset by restructuring and impairment expenses. The decrease in the operating expenses from 2000 to 2001 by $2.4 million or 10% was primarily due to cost cutting measures implemented during 2001. For example, our total number of employees decreased from 198 at the end of 2000 to 157 at the end of 2001 and to 115 at the end of 2002.

Research and Development Expenses, Net. Research and development expenses, net of related grants, were $2.8 million or 18% of revenues in 2002, $3.2 million or 18% of revenues in 2001, and $4.3 million or 34% of revenues in 2000. Research and development expenses, prior to participation grants from the Office of the Chief Scientist of the Government of Israel, totaled $3.8 million for the year ended December 31, 2002, $4.4 million for the year ended December 31, 2001 and $5.4 million for the year ended December 31, 2000. We received or accrued grants from the Chief Scientist in the amount of $1.0 million in 2002, $1.2 million in 2001 and $1.1 million in 2000. The decrease in research and development expenses from 2001 to 2002 by $440,000 or 14% is primarily due to impact of cost cutting measures implemented during 2002. The decrease in research and development expenses from 2000 to 2001 by $1.1 million or 25% is primarily due to impact of cost cutting measures implemented during 2001. In 2000, we introduced new management products, which required an increase in personnel related costs.

Selling and Marketing Expenses. Selling and marketing expenses were $10.5 million or 66% of revenues in 2002, $12.5 million or 69% of revenues in 2001, and $13.7 million or 108% of revenues in 2000. The decrease in the selling and marketing expenses from 2001 to 2002 by $2.0 million or 16% was primarily due to cost cutting measures implemented during 2002. The decrease in the selling and marketing expenses from 2000 to 2001 by $1.2 million or 8% was primarily due to cost cutting measures implemented during 2001.

General and Administrative Expenses. General and administrative expenses were $3.1 million or 20% of revenues in 2002, $4.0 million or 22% of revenues in 2001, and $3.7 million or 30% of revenues in 2000. General and administrative expenses included $130,000 in bad debt charges in 2002, $1.2 million in bad debt charges in 2001 and $0.4 million in 2000. General and administrative expenses without bad debts were $3.0 million in 2002, $2.8 million 2001 and $3.3 million in 2000. The increase in general and administrative expenses without bad debt charges from 2001 to 2002 by $0.2 million was primarily due to special costs, primarily legal and accounting fees, incurred in connection with the review of our financial statements conducted by our audit committee of the board of directors which led to the restatement of our financial statements for 2000, 2001 and the first six months of 2002. (See note 3 of the notes to our consolidated financial statements attached hereto.) The decrease in general and administrative expenses without bad debt charges from 2000 to 2001 by $0.5 million was due to cost cutting measures implemented during 2001.

Amortization of stock-based compensation. Stock-based compensation expenses for the year ended December 31, 2002 amounted to $300,000 of previously recorded deferred stock-compensation. Stock-based compensation expenses for the year ended December 31, 2001 amounted to $400,000 of previously recorded deferred stock-compensation. Stock-based compensation expenses for the year ended December 31, 2000 amounted to $1.2 million of previously recorded deferred stock-compensation. The decrease in share-based compensation expenses over the years is attributed to the fact that the amortization of the share-based compensation progressively decreases over the four-year amortization period. Deferred compensation as of December 31, 2002 amounted to $100,000, which will be amortized over 2003.

Restructuring and assets impairment. Restructuring costs were $2.7 million or 17% of revenues in 2002 and $300,000 or 2% of revenues in 2001. There were no restructuring costs in 2000. The restructuring expenses in 2002 consisted mainly of write-down of equipment and leasehold improvements related to office space reduction and termination of lease contracts in connection mainly to the closing of our California office and employees severance and benefits costs incurred by us in connection with the termination of employment of employees. The restructuring expenses in 2001 were costs associated with employees severance and benefits.

Interest and Other Income , Net. Interest income net of interest expenses, were $300,000 or 2% of revenues in 2002, $600,000 or 4% of revenues in 2001, $700,000 or 5%

of revenues in 2000. The decrease of interest income, net over the years is attributed to the fact that the company cash and short-term investments decreased over the years as well as lower return on investments achieved.

Income Taxes. As of December 31, 2002, the company has approximately $13.0 million of Israeli net operating loss carryforwards, approximately $31.4 million of U.S. federal net operating loss carryforwards and approximately $8.4 million of the European subsidiaries net operating loss carryforwards available to offset future taxable income. The Israeli and the European net operating loss carryforwards have no expiration date. The U.S. net operating loss carryforwards will expire in various amounts in the years 2008 through 2014.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002 we had cash and cash equivalents of approximately $3.4 million, short-term investments of approximately $2.9 million and long-term investments of approximately $0.3 million. As of December 31, 2002, approximately $2.9 million of the $3.2 million in short-term and long-term investments had been deposited with banks to secure letters of credit totaling approximately $2.6 million issued on our behalf which are described below.

From inception through our IPO on June 22, 2000, we financed our operations primarily through the private placement of equity securities, which through December 31, 1999 totaled approximately $32.0 million, net of issuance costs. Our initial public stock offering of ordinary shares realized $28.2 million, net of underwriter discount and other issuance costs.

For the year ended December 31, 2002, net cash used in operations was $1.1 million, comprised of our net loss of $10.1 million, a decrease in short term investment of $1.8 million, a decrease in trade receivables of $1.6 million, a decrease in other receivables of $200,000, an increase in accounts payable of $2.7 million, and an increase in deferred revenue of $300,000, which was partially offset by non-cash charges of $2.3 million (including a one-time impairment charge of $1.2 million).

For the year ended December 31, 2001, net cash provided by operations was $4.0 million, comprised of our net loss of $8.0 million, a decrease in short term investment of $14.6 million, an increase in trade receivables of $3.6 million, a decrease in accounts payable of $0.5 million, and a decrease in deferred revenue of $100,000, which was partially offset by non-cash charges of $1.4 million.

For the year ended December 31, 2000, net cash used in operations was $30.1 million, comprised of our net loss of $15.4 million, an increase in short term investment of $16.6 million, a decrease in trade receivables of $1.6 million, an increase in other receivables of $1.0 million, an increase in accounts payable of $0.4 million, and a decrease in deferred revenue of $1.0 million, partially offset by non-cash charges of $2.0 million.

Net cash used in investing activities was $3.5 million in 2002, of which $3.2 million was primarily invested in bank deposits and $300,000 invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture. Net cash used in investing activities was $400,000 in 2001, which was primarily invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture. Net cash used in investing activities was $2.4 million in 2000, which was primarily invested in leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

There were no material financing activities in 2002 and 2001. Net cash provided by financing activities was $29.2 million in 2000, as a result of the initial public offering of our shares which yielded proceeds of approximately $28.2 million (net of underwriters discount and issuance expenses).

As of December 31, 2002 we had outstanding trade receivables of approximately $4.0 million, which represented approximately 26% of 2002 total revenues. As of December 31, 2001 we had outstanding trade receivables of approximately $5.6 million, which represented approximately 31% of 2001 total revenues. As of December 31, 2000 we had outstanding trade receivables of approximately $2.0 million, which represented approximately 16% of 2000 total revenues. Our trade receivables typically have 30 to 60 day terms, although we also negotiate longer payment plans with some of our clients.

We have various commitments primarily related to guarantees, letters of credit, capital lease obligations and short-term debt. The following table provides details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2002:

Commercial Commitments	Total Amounts Committed (in thousands)	Amount of Commitment Expiration Per Period (in thousands)	
		2003	2004,2005
Short Term Bank Debt	$17	$17	-
Guarantees/Letters of Credit	$2,627	$2,347	$280

Contractual Obligations	Payments Due By Period (in thousands)		
	Total	2003	2004, 2005
Lease Obligations	$1,097	$614	$483

We have entered into standby letters of credit agreements with banks primarily relating to the guarantee of future performance on certain contracts and office lease payments. As of December 31, 2002, contingent liabilities on outstanding letters of credit agreements aggregated approximately $2.6 million of which all but $280,000 are scheduled to expire during 2003. The letters of credit are secured by $2.9 million in deposits with the banks, to cover any potential payments under the guarantees.

Since inception, we have received aggregate payments from the Government of the State of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade in the amount of $6.3 million related to research and development. In return for the Government of Israel participation, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100%-150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. As of December 31, 2002, we had paid or accrued royalties related to the results of research and development in the amount of $2.3 million. The estimated current net commitment is approximately $4.0 million. The refund of the grant is contingent on future sales, and we have no obligation to refund these grants, if sufficient sales are not generated.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We intend to continue investing significant resources in our selling and marketing and research and development operations in the future. Our ability to reach profitability using our currently available balance of cash and cash equivalents will depend on our ability to increase our revenues while continuing to control our expenses. However, we cannot assure you that we will be able to achieve or maintain profitability, particularly given the current economic conditions and potential reduction in information technology spending by our current and prospective customers. If we are not successful in doing so, we will be required to seek new, external sources of financing. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to out shareholders.

In the fourth quarter of 2002, in light of the worldwide economic recession and the slowdown in investments in corporate capital expenditure, we initiated a reorganization plan aimed at reducing our operating expenses and preserving our cash and cash equivalent balances. As part of the plan we reduced our workforce by approximately 40 employees, implemented across the board salaries reduction, closed our office in Campbell, California and moved our North America headquarter to Burlington, Massachusetts. As a result of this plan, we recorded in the fourth quarter of 2002 restructuring costs and asset impairment in the amount of approximately $2.7 million. (See also note 4 of the notes to our consolidated financial statements attached hereto.)

We estimate that our expenses in the first quarter of 2003 will be between $4.7 and $4.9 million excluding restructuring expenses, although actual expenses may differ. Also we will need to use cash during 2003 for certain expenses recorded in 2002 in connection with our restructuring in the amount of approximately $1.3 million. If we are able to maintain our quarterly revenues at a level similar to that of the third and fourth quarters of 2002, we believe that we will have sufficient cash to fund our operations for at least the near term although there is no assurance we will be able to do so.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, but early application is encouraged.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that adoption of SFAS No. 146 will have material impact on our financial statements.

In November 2002, FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are effective for statements issued after December 15, 2002 and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. We do not expect that adoption of FIN 45 will have material impact on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards Board No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have followed the prescribed format and have provided the additional disclosures required by SFAS 148 in these financial statements for the periods presented (see Note 2), and will also provide the disclosures in our quarterly financial statements.

FACTORS THAT MAY AFFECT FUTURE RESULTS

You should carefully consider the following factors and other information in this statement before you decide to invest in our ordinary shares. If any of the negative events referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

OUR NEED FOR ADDITIONAL FINANCING IS UNCERTAIN, AS IS OUR ABILITY TO RAISE FURTHER FINANCING IF REQUIRED. Our ability to reach profitability using our currently available balance of cash and cash equivalents will depend on our ability to increase our revenues while continuing to reduce our expenses. We cannot assure you that we will be successful in doing so. If we are not successful in doing so, particularly given current economic conditions and potential reductions in information technology spending by our current and prospective customers, we will need to raise additional capital to finance our operations. Under current market conditions, we may not be able to do so by selling additional equity or debt securities. If we are able to issue equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. Additionally, prior to the issuance of additional equity or convertible debt securities to entities outside of Israel, we will need to obtain approval from the Chief Scientist of the State of Israel and there can be no assurance that we will be able to obtain this consent in the future.

Alternatively, we may seek other forms of financing, such as credit from banks or institutional lenders. We cannot be certain that additional financing will be available to us in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition or operating results. If the economy continues to weaken or, for any other reason, we are unable to meet our business goals, we may have to raise additional funds to respond to business contingencies, which may include the need to:

- fund additional marketing expenditures;
- develop new or enhance existing products and services;
- enhance our operating infrastructure;
- respond to competitive pressures; or
- acquire complementary businesses or necessary technologies.

THE ECONOMIC OUTLOOK MAY ADVERSELY AFFECT THE DEMAND FOR OUR CURRENT PRODUCTS AND OUR RESULTS OF OPERATIONS. Current predictions for the general economy indicate uncertain economic conditions. Weak economic conditions may cause a reduction in information technology spending generally. Consequently, there may be an adverse impact on the demand for our products, which would adversely affect our results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effects of the changing economy is even more difficult. We may not accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner that may result in an adverse impact on our results of operations. Any such adverse impacts to our results of operations from a changing economy may cause the price of our ordinary shares to decline.

WE HAVE NOT ACHIEVED PROFITABILITY. We expect to continue to incur significant sales and marketing and research and development expenses. Some of our expenses, such as administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced to respond to decreases in revenues. As a result, we will need to generate significant revenues to achieve and maintain profitability, which we may not be able to do.

WE FACE RISKS RELATING TO OUR FINANCIAL STATEMENT RESTATEMENT. During the third quarter of 2002, our audit committee, with the assistance of outside advisors, conducted a review of our financial statements for 2000 and 2001 and the first six months of 2002. On October 21, 2002, we announced that we would restate our financial statements for 1999, 2000 and 2001 and the first six months of 2002. In addition, we announced that our audit committee had decided to recommend to our shareholders that we terminate our relationship with Luboshitz Kasierer, formerly a member firm of Arthur Andersen, as our auditors and appoint new auditors. At a shareholders' meeting held on December 31, 2002, our shareholders authorized the engagement of Brightman Almagor Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu. Following the reaudit of our financial statements, we restated our financial statements for the announced periods and for the year ended December 31, 1999 and filed an amendment to the 10-K for the three years ended 2001 on January 24, 2003.

The restatement of our prior financial statements may lead to litigation claims against us. The defense of claims may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims are not resolved in our favor. Any litigation, even if resolved in our favor, could cause us to incur significant legal and other expenses. In this regard, in December 2002, a lawsuit was filed against us and our current and former officers in the United States District Court for the District of Massachusetts asserting securities law claims on behalf of persons who purchased our ordinary shares between June 22, 2000 and October 21, 2002. To date, the complaint has not been served on any of the defendants, nor has the plaintiff taken any other action in connection with the matter. In addition, we have provided information regarding our financial statement restatement to the staff of the Securities and Exchange Commission on a voluntary basis, and the SEC has requested additional information. Any additional inquiry by the SEC may result in a diversion of our management's attention and resources and require additional expenses for professional services. In addition, any claims against us or any inquiry by the SEC may cause the price of our Ordinary Shares to decline.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR UNITED STATES SHAREHOLDERS WILL BE SUBJECT TO ADVERSE TAX CONSEQUENCES. If, for any taxable year, either, (1) 75% or more of our gross income is passive income or (2) 50% or more of the fair market value of our assets, including cash (even if held as working capital), produce or are held to produce passive income, we may be characterized as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. Passive income includes dividends, interest, royalties, rents annuities and the excess of gains over losses from the disposition of assets, which produce passive income. For purposes of the asset test, cash is considered to be an asset which produces passive income. As a result of our cash position and the decline in the value of our assets, there is a substantial risk that we are a PFIC for U.S. federal income tax purposes.

If we are characterized as a PFIC, our shareholders who are residents of the United States will be subject to adverse United States tax consequences. Our treatment as a PFIC could result in a reduction in the after-tax return to shareholders resident in the United States and may cause a reduction in the value of such shares.

If we were to be treated as a PFIC, our shareholders will be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" including any gain on the sale of ordinary shares. In order to avoid this tax consequence, they (1) may be permitted to make a "qualified electing fund" election (however the company does not currently intend to take the action necessary for our shareholders to make a "qualified electing fund" election, in which case, in lieu of such treatment they would be required to include in their taxable income certain undistributed amounts of our income) or (2) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our ordinary shares.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE. Our quarterly operating results are difficult to predict and are not a good measure for comparison. Our operating history shows that a significant percentage of our quarterly revenues come from orders placed toward the end of a quarter. From time to time, we anticipate a sale of significant size to a single customer. A delay in the completion of any sale past the end of a particular quarter could negatively impact results for that quarter, and such negative impact could be significant for the delay of a sale of significant size. Even without the delay of a significant sale, our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares may decrease. The factors that may cause fluctuations in our quarterly operating results include the following:

- the volume and timing of customer orders;

- internal budget constraints and approval processes of our current and prospective clients;
- The length and unpredictability of our sales cycle;
- the mix of revenue generated by product licenses and professional services;
- the mix of revenue between domestic and foreign sources;
- announcements or introductions of new products or product enhancements by us or our competitors;
- changes in prices of and the adoption of different pricing strategies for our products and those of our competitors;
- timing and amount of sales and marketing expenses;
- changes in our business and partner relationships;
- technical difficulties or "bugs" affecting the operation of our software;
- foreign currency exchange rate fluctuations; and
- general economic conditions.

FAILURE OF THE MARKET TO ACCEPT OUR PRODUCTS WOULD ADVERSELY AFFECT OUR PROFITABILITY. Historically, all of our operating revenue has come from sales of, and services related to, our ClickSchedule product and our ClickFix product, to clients seeking application software that enables efficient provisioning of services in enterprise environments. During the year ended December 31, 2000, we introduced three products that, together with our existing products, constitute a suite of products that offers a more comprehensive solution to our customers. On November 28, 2001 we released version 7.0 of our Service Optimization Suite that utilizes dynamic load balancing architecture, which dynamically redirects requests among a group of ClickSoftware servers running our product applications. On October 2002 we added ClickForecast to our Service Optimization suite. This increases the scalability of our products by enabling our customers to optimize additional resources by adding hardware to this group of ClickSoftware servers. Our growth depends in part on the development of market acceptance of these products. We have no guarantee that the sales of these products will develop as quickly as we anticipate, or at all. Lack of long-term demand for our new products would have a material adverse effect on our business and operating results.

OUR SALES AND IMPLEMENTATION CYCLES DEPEND ON FACTORS OUTSIDE OUR CONTROL, WHICH MAY CAUSE QUARTERLY LICENSE AND SERVICE FEES REVENUES TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD. To date, our customers have taken typically from three months to nine months to evaluate our offering before making their purchase decisions. In addition, depending on the nature and specific needs of a client, the implementation of our products typically takes three to nine months. Sales of licenses and implementation schedules are subject to a number of risks over which we have little or no control, including clients' budgetary constraints, clients' internal acceptance reviews, the success and continued internal support of clients' own development efforts, the efforts of businesses with which we have relationships, the nature, size and specific needs of a client and the possibility of cancellation of projects by clients. The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial fluctuations in license revenues. Historically, a significant portion of our sales in any given quarter occur in the last two weeks of the quarter; if sales forecasted from a specific client for a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results. Moreover, to the extent that significant sales occur earlier than expected, revenue and operating results for subsequent quarters could be adversely affected.

WE DEPEND ON KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL COULD AFFECT OUR ABILITY TO COMPETE AND OUR ABILITY TO ATTRACT ADDITIONAL KEY PERSONNEL MAY BE IMPAIRED. We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. Dr. Moshe BenBassat, our Chief Executive Officer, has individually participated in and has been responsible for overseeing much of the research and development of our core technologies. The services of Dr. BenBassat and other members of our senior management team and key personnel would be very difficult to replace and the loss of any of these employees could harm our business significantly. We have employment agreements with our executive officers, including Dr. Moshe BenBassat. Although these agreements generally require sixty days notification prior to departure, relationships with these officers and key employees are at will. The loss of any of our key personnel could harm our ability to execute our business strategy and compete.

IF WE FAIL TO EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION, WE MAY NOT BE ABLE TO SERVICE ADDITIONAL CLIENTS AND INSTALL ADDITIONAL LICENSES. We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel to meet our business needs. Clients that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also provides assistance to our clients related to the maintenance, management and expansion of their software systems. Future growth in licenses of our software will depend in part on our ability to provide our clients with these services. In addition, we will be required to expand our professional services organization to enable us to continue to support our existing installed base of customers. If we were not able to maintain our professional services organization, our ability to support our service business would be limited.

IF WE FAIL TO EXPAND OUR RELATIONSHIPS WITH THIRD PARTIES THAT CAN PROVIDE IMPLEMENTATION AND PROFESSIONAL SERVICES TO OUR CLIENTS, WE MAY BE UNABLE TO INCREASE OUR REVENUES AND OUR BUSINESS COULD BE HARMED. In order for us to focus more effectively on our core business of developing and licensing software solutions, we need to continue to establish relationships with third parties that can provide implementation and professional services to our clients. Third-party implementation and consulting firms can also be influential in the choice of resource optimization applications by new clients. If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our clients, we may be unable to grow our revenues and our business could suffer. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our clients' needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to meet other demands. Even if we are successful in developing relationships with third-party implementation and professional services providers, we will be subject to significant risk, as we cannot control the level and quality of service provided by third-party implementation and professional services partners.

OUR MARKET IS HIGHLY COMPETITIVE AND ANY REDUCTION IN DEMAND FOR, OR PRICES OF, OUR PRODUCTS COULD NEGATIVELY IMPACT OUR REVENUES, REDUCE OUR GROSS MARGINS AND CAUSE OUR SHARE PRICE TO DECLINE. The market for our products is competitive and rapidly changing. We expect competition to increase in the future as current competitors expand their product offerings and new companies enter the market.

Because the market for service and delivery optimization software is evolving, it is difficult to determine what portion of the market each competitor currently controls. However, competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. In addition, some of our potential competitors are among the largest and most well capitalized software companies in the world.

FAILURE TO FULLY DEVELOP OR MAINTAIN KEY BUSINESS RELATIONSHIPS COULD LIMIT OUR ABILITY TO SELL ADDITIONAL LICENSES THAT COULD DECREASE OUR REVENUES AND INCREASE OUR SALES AND MARKETING COSTS. We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain business relationships with software vendors, resellers, systems integrators, distribution partners and customers. If we fail to continue developing these relationships, our growth could be limited. We have entered into agreements with third parties relating to the integration of our products with their product offerings, distribution, reselling and consulting. We are currently deriving revenues from these agreements but we may not be able to derive significant revenues in the future from these agreements. In addition, our growth may be limited if prospective clients do not accept the solutions offered by our strategic partners.

IF OUR SHARES ARE DELISTED, IT MAY BECOME MORE DIFFICULT TO SELL OUR SHARES AND THE PRICE OF OUR ORDINARY SHARES WILL LIKELY FALL. After and in response to our completion on February 27, 2003 of filings of Forms 10-K/A and 10-Q/A required in connection with the restatement of our financial statements for the years ending December 31, 1999, 2000, 2001 and for the six months ended June 30, 2002, the Nasdaq Listing Qualifications Department (the "Panel") ceased the process of delisting our shares from the Nasdaq SmallCap Market. The Panel also approved the resumption of trading of our ordinary shares under the ticker symbol "CKSW". Our shares had been traded under the temporary ticker symbol "CKSWE" used during the delisting evaluation process. However, we cannot assure you that our ordinary shares will continue to be listed on the Nasdaq SmallCap Market or that we will be able to meet the Nasdaq SmallCap Market continued listing criteria in the future. If our shares are delisted, our ordinary shares may become more difficult to buy and sell. In addition, the trading market for our ordinary shares will likely be adversely affected by our shares' delisting, and the decreased trading volume may cause the price of our ordinary shares to fall.

OUR MARKET MAY EXPERIENCE RAPID TECHNOLOGICAL CHANGES THAT COULD CAUSE OUR PRODUCTS TO FAIL OR REQUIRE US TO REDESIGN OUR PRODUCTS, WHICH WOULD RESULT IN INCREASED RESEARCH AND DEVELOPMENT EXPENSES. Our market is characterized by rapid technological change; dynamic client needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and client requirements, or if our product development or introduction is delayed, we may have lower revenues. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. For example, we offer Windows 2000 versions of our products due to the market acceptance of Windows 2000 over the last several years. While we interface smoothly with UNIX systems, we currently do not provide UNIX versions of our software. The actual or anticipated introduction of new products has resulted and will continue to result in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and continue to make substantial product development investments. As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future that could impair our revenue and operating results.

OUR PRODUCTS COULD BE SUSCEPTIBLE TO ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, LIABILITY OR DELAYED OR LIMITED MARKET ACCEPTANCE. Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, some of our products have contained errors and defects that have delayed implementation or required us to expend additional resources to correct the problems. Despite internal testing and testing by current and potential clients, and despite the history of use by our installed base of customers, our current and future products may contain as yet undetected serious defects or errors. Any such defects or errors could result in lost revenues, liability or a delay in market acceptance of these products, any of which would have a material adverse effect on our business, operating results and financial condition.

The performance of our products also depends in part upon the accuracy and continued availability of third-party data. We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products. If these parties do not provide accurate information, or if we are unable to maintain our relationships with them, our reputation and competitive position in our industry could suffer and we could be unable to develop or enhance our products as required.

OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED. Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. However, we may not be able to adequately protect our intellectual property rights, which may significantly harm our business. Specifically, we may not be able to protect our trademarks for our company name and our product names, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products and technology is difficult, particularly in countries outside the U.S., and we cannot be certain that the steps we have taken will prevent infringement or misappropriation of our intellectual property rights.

Our end-user licenses are designed to prohibit unauthorized use, copying or disclosure of our software and technology in the United States, Israel and other foreign countries. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market. We cannot assure you that our means of protecting our intellectual property rights in the United States, Israel or elsewhere will be adequate or that competing companies will not independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

OUR TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY MAY BE SUBJECT TO INFRINGEMENT CLAIMS. Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could cause us to make changes in our business or significantly harm our business. We believe that our products do not infringe the intellectual property rights of third parties. However, we cannot assure you that we will prevail in all future intellectual property disputes.

We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology. Any claims, with or without merit, could:

- be time-consuming to defend;
- result in costly litigation;
- divert management's attention and resources; or
- cause product shipment delays.

Further, if an infringement or ownership claim is successfully brought against us, we may have to pay damages or royalties, enter into a licensing agreement, and/or stop selling the product or using the technology at issue. Any such royalty or licensing agreements may not be available on commercially reasonable terms, if at all.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We also indemnify some of our customers against claims that our products infringe the intellectual property rights of others. We have only conducted a partial search for existing patents and other intellectual property registrations, and we cannot assure you that our products do not infringe any issued patents. In addition, because patent applications in the United States and Israel are not publicly disclosed until the patent is issued, applications may have been filed which would relate to our products.

OUR BUSINESS MAY BECOME INCREASINGLY SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. Significant portions of our operations occur outside the United States. Our facilities are located in North America, Israel, the European continent, and the United Kingdom, and our executive officers and other key employees are dispersed throughout the world. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

- foreign currency exchange rate fluctuations;
- longer sales cycles;
- multiple, conflicting and changing governmental laws and regulations;
- expenses associated with customizing products for foreign countries;
- protectionist laws and business practices that favor local competition;
- difficulties in collecting accounts receivable; and
- political and economic instability.

We expect international revenues to continue to account for a significant percentage of total revenues and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations, hire additional personnel, customize our products for local markets and establish relationships with additional international distributors, consultants and other third parties. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

WE ARE INCORPORATED IN ISRAEL AND HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH COULD BE NEGATIVELY AFFECTED DUE TO MILITARY OR POLITICAL TENSIONS. We are incorporated under the laws of the State of Israel and our research and development facilities as well as significant executive offices are located in Israel. Although substantial portions of our sales currently are to customers outside of Israel, political, economic and military conditions in Israel could nevertheless directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, a continuous armed conflict with the Palestinian authority has been taking place.

Despite our history of avoiding adverse effects, in the future we could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Despite past progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Several Arab countries still restrict business with Israeli companies, which may limit our ability to make sales in those countries. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

CERTAIN OF OUR OFFICERS AND EMPLOYEES ARE REQUIRED TO SERVE IN THE ISRAEL DEFENSE FORCES AND THIS COULD FORCE THEM TO BE ABSENT FROM OUR BUSINESS FOR EXTENDED PERIODS. David Schapiro, our Executive Vice President, Markets and Products, Hannan Carmeli, our Executive Vice President, Product Services and Operations, and Shmuel Arvatz, our Executive Vice President and Chief Financial Officer, as well as other male employees located in Israel are currently obligated to perform up to 39-45 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The loss or extended absence of any of our officers and key personnel due to these requirements could harm our business.

WE ARE AN INTERNATIONAL COMPANY AND OUR INTERNATIONAL OPERATIONS ARE EXPANDING. OUR RISK EXPOSURE TO FOREIGN CURRENCY FLUCTUATIONS IS INCREASING, AND WE MAY NOT BE ABLE TO FULLY MITIGATE THE RISK. Our revenue from the UK has grown both in absolute dollar basis as well as a percentage of total revenues. We are expanding operations in other areas of Europe, and income and expenses recognized in the European Community Euro will increase. In 2002, 20% of our costs were incurred in GBP and 3% in Euro. We incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in NIS. In 2002, 25% of our costs were incurred in NIS. In 2002 2% of our costs incurred in Australian Dollar. In addition to above ,we have balance sheet exposure related to foreign net assets. So far our risk to foreign currency fluctuations was minimal, but We cannot assure that we will be able to adequately protect ourselves against such risks.

THE GOVERNMENT PROGRAMS IN WHICH WE CURRENTLY PARTICIPATE AND TAX BENEFITS WHICH WE CURRENTLY RECEIVE REQUIRE US TO SATISFY PRESCRIBED CONDITIONS AND MAY BE DELAYED, TERMINATED OR REDUCED IN THE FUTURE. THIS WOULD INCREASE OUR COSTS AND TAXES. We receive grants from the Government of the State of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel, and we may apply for additional grants in the future. We cannot assure that we will continue to receive grants at the same rate or at all. The Chief Scientist budget has been subject to reductions that may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. In connection with research and development grants received from the Chief Scientist, we must make royalty payments to the Chief Scientist on the revenues derived from the sale of products, technologies and services developed with the grants from the Chief Scientist. From time to time, the Government of Israel changes the rate of royalties we must pay, so we are unable to accurately predict this rate. In addition, our ability to manufacture products or transfer technology outside Israel without the approval of the Chief Scientist is restricted under law. Any manufacture of products or transfer of technology outside Israel will also require the company to pay increased royalties to the Chief Scientist up to 300%. We currently conduct all of our manufacturing activities in Israel and intend to continue doing so in the foreseeable future and therefore do not believe there will be any increase in the amount of royalties we pay to the Chief Scientist. Currently the office of the Chief Scientist does not consider the licensing of our software in the ordinary course of business a transfer of technology and we do not intend to transfer any technology outside of Israel. Consequently, we do not anticipate having to pay increased royalties to the Chief Scientist for the foreseeable future. In connection with our grant applications, we have made representations and covenants to the Chief Scientist regarding our research and development activities in Israel. The funding from the Chief Scientist is subject to the accuracy of these representations and covenants. If we fail to comply with any of these conditions, we could be required to refund payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter.

WE ANTICIPATE RECEIVING TAX BENEFITS FROM THE GOVERNMENT OF THE STATE OF ISRAEL, HOWEVER THESE BENEFITS MAY BE DELAYED, REDUCED OR TERMINATED IN THE FUTURE. Pursuant to the Law for the Encouragement of Capital Investments, the Government of the State of Israel through the Investment Center has granted "Approved Enterprise" status to three of our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits for the near future. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced. The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria. If we fail to comply with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or limiting the benefits. We cannot assess whether these benefits will be continued in the future at their current levels or at all.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND THE ISRAELI ACCOUNTANTS NAMED AS EXPERTS IN THIS STATEMENT OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS AND THESE ACCOUNTANTS. We are incorporated in Israel and maintain significant operations in Israel. Some of our executive officers and directors and the Israeli accountants named as experts in this statement reside outside of the United States and a significant portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment against us or any of those persons or to effect service of process upon these persons in the United States, based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. We have appointed ClickSoftware Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of our original June 22, 2000 initial public offering. We have not given our consent for our agent to accept service of process in connection with any other claim. Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in NIS.

OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN A LARGE PERCENTAGE OF OUR COMPANY AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS. As of December 31, 2002, our executive officers, directors and entities affiliated with them beneficially owned approximately 36.7% of our outstanding ordinary shares. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company, which could have a material adverse effect on our stock price. These actions may be taken even if our other investors oppose them.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF US, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS. Provisions of

Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult merger or other acquisition of us, even if doing so would be beneficial to our shareholders. In addition, any merger or acquisition of us will require the prior consent of the Chief Scientist. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our articles of association provide for a staggered board of directors and for restrictions on business combinations with interested shareholders. Any of these provisions may make it more difficult to acquire our company. Accordingly, an acquisition of us could be delayed or prevented even if it would be beneficial to our shareholders.

OTHER ORDINARY SHARES MAY BE SOLD IN THE FUTURE. THIS COULD DEPRESS THE MARKET PRICE FOR OUR ORDINARY SHARES. As of December 31, 2002, we had 26,373,249 ordinary shares outstanding (net of 39,000 shares held in treasury), including shares held by a trustee for issuance under outstanding options. In addition, as of December 31, 2002, we had 2,919,364 ordinary shares issueable upon exercise of outstanding options, and 2,147,618 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan. If our existing shareholders or we sell a large number of our ordinary shares, the price of our ordinary shares could fall dramatically. Restrictions under the securities laws limit the number of ordinary shares available for sale by our shareholders in the public market. We have filed a Registration Statement on Form S-8 to register for resale the ordinary shares reserved for issuance under our stock option plans.

OUR STOCK PRICE COULD BE VOLATILE AND COULD DECLINE SUBSTANTIALLY. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. The price at which our ordinary shares trades is likely to be volatile and may fluctuate substantially due to factors such as:

- announcements of technological innovations;
- announcements relating to strategic relationships;
- conditions affecting the software and Internet industries;
- trends related to the fluctuations of stock prices of companies such as ours;
- our historical and anticipated quarterly and annual operating results;
- variations between our actual results and the expectations of investors or published reports or analyses of ClickSoftware;
- announcements by us or others affecting our business, systems or expansion plans; and
- general conditions and trends in technology industries.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk. We develop products in Israel and sell them primarily in North America, Europe, and the Asia Pacific and Africa regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In 2002 66% of our revenues and 50% of our expenses are denominated in US$. Since our financial results are reported in functional currency of U.S. dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. The exposure to currency exchange rate changes is diversified due to the number of different countries and currencies in which we conduct business. The main currencies are US$, NIS, GBP and Euro.

In addition to above, we have balance sheet exposure related to foreign net assets.

Additionally, although we do not presently participate in hedging contracts related to foreign currency exchange rates, we may do so in the future to protect against rate fluctuations affecting our foreign currency accounts receivable balances. We do not participate in any speculative investments.

Interest Rate Risk. As of December 31, 2002, we had cash and cash equivalents of $6.3 million, which consist of cash and highly liquid short-term investments. Of this a total of $0.6 million is denominated in non-dollar currencies. A hypothetical 10 percent change in exchange rates against U.S dollar and a substantial decrease in market interest rates will be by an immaterial amount and therefore, our exposure to exchange rates fluctuations on investments and interest rate changes is immaterial
The following table provides information about our investment portfolio, cash, and long-term debts as of December 31, 2002 and presents principal cash flows and related weighted averages interest rates by expected maturity dates.

YEAR OF MATURITY	2003
(in thousands of dollars)	
A) Cash and cash equivalents and investment portfolio:	
Cash and Cash equivalents	$3,400
Average interest rate	0.9%
Bank deposits	$3,229
Average interest rate	2.0%

B) Long-term debts:

None.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management, including statements related to products, markets, and future results of operations and profitability, and may include implied statements concerning market acceptance of our products, and our growing leadership role in the marketplace. In addition, when used in this report, the words "likely," "will," "suggests," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. Such statements reflect the judgment of the Company as of the date of this annual report on Form 10-K with respect to future events, the outcome of which is subject to certain risks, including the risk factors set forth herein, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. ClickSoftware undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 8. FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, of ClickSoftware Technologies Ltd. and the Report of Independent Auditors are filed as a part of this Form 10-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
ClickSoftware Technologies Ltd.

We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. ("the Company") and its subsidiaries at December 31, 2002 and 2001 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
FEBRUARY 11, 2003

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (note 5)	$3,400	$8,125
Short-term investments (note 6 & Note 14b)	2,949	1,846
Trade receivables, net of allowance for doubtful accounts of $752 and $912 as of December 31, 2002 and 2001,respectively (note 7)	4,043	5,607
Other receivables and prepaid expenses (note 8)	1,254	1,485
Total current assets	11,646	17,063
Long-term investments (note 9 & note 14b)	280	-
Property and equipment, net (note 10)	1,250	2,985
Severance pay deposits (note 13)	781	652
Total assets	$13,957	$20,700
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term debt (note 11)	$17	$140
Accounts payable and accrued expenses (note 12)	5,369	2,664
Deferred revenues	411	68
Total current liabilities	5,797	2,872
LONG-TERM LIABILITIES		
Long-term debt	-	21
Accrued severance pay (note 13)	1,476	1,379
Total long-term liabilities	1,476	1,400
Total liabilities	7,273	4,272
Commitments and contingencies (note 14)		
SHAREHOLDERS' EQUITY: (NOTE 15)		
Special preferred shares NIS 0.02 par value Authorized - 5,000,000 as of December 31, 2002 and 2001; no issued and outstanding shares as of December 31, 2002 and 2001		
Ordinary shares of NIS 0.02 par value: Authorized -- 100,000,000 as of December 31, 2002 and 2001; Issued -- 26,412,249 shares as of December 31, 2002 and 26,285,464 as of December 31,2001; Outstanding -- 26,373,249 shares as of December 31,2002 and 26,246,464 shares as of December 31, 2001.	102	101
Additional paid-in capital	69,196	69,143
Deferred stock compensation	(101)	(401)
Accumulated deficit	(62,470)	(52,372)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	6,684	16,428
Total liabilities and shareholders' equity	$13,957	$20,700

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,		
	2002	2001	2000
Revenues (note 16):			
Software license	$7,113	$11,734	$7,412
Services	8,640	6,441	5,178
Total revenues	15,753	18,175	12,590
Cost of revenues:			
Software license	949	798	454
Services	5,804	5,498	5,301
Total cost of revenues	6,753	6,296	5,755
Gross profit	9,000	11,879	6,835
Operating expenses:			
Research and development expenses	3,759	4,422	5,408
Less - participation by the Chief Scientist of the Government of Israel (note 14a)	953	1,176	1,108
Research and development expenses, net	2,806	3,246	4,300
Selling and marketing expenses	10,473	12,499	13,654
General and administrative expenses	3,106	4,048	3,717
Restructuring and assets impairment (note 4)	2,665	294	-
Amortization of deferred stock-based compensation (1)	300	437	1,237
Total operating expenses	19,350	20,524	22,908
Operating loss	(10,350)	(8,645)	(16,073)
Interest and other income, net	252	649	679
Net loss	$(10,098)	$(7,996)	$(15,394)
Basic and diluted net loss per ordinary share	$(0.40)	$(0.32)	$(0.68)
Shares used in computing basic and diluted net loss per share	25,553,891	25,322,771	22,501,563

(1) Amortization of deferred stock-based compensation would be further classified as follows:

	YEAR ENDED DECEMBER 31,		
	2002	2001	2000
Cost of revenues	$20	$18	$112
Research and development expenses	44	56	174
Selling and marketing expenses	12	56	174
General and administrative expenses	224	307	777
Total	300	437	1,237

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)

	NUMBER OF ORDINARY SHARES	NUMBER OF CONVERTIBLE PREFERRED SHARES	SHARE CAPITAL	ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	ACCUMULATED DEFICIT	LESS COST OF TREASURY SHARES	TOTAL
Balance as of January 1, 2000	7,208,816	13,499,898	$ 73	$ 40,052	$ (2,663)	$ (28,982)	$ -	$ 8,480
Shares issued net of issuance cost of $4,030	4,600,000	-	23	28,147	-	-	-	28,170
Conversion of preferred shares	13,499,898	(13,499,898)	-	-	-	-	-	-
Warrants exercised	459,439	-	2	577	-	-	-	579
Employee options exercised	273,098	-	2	638	-	-	-	640
Expired options	-	-	-	(306)	306	-	-	-
Employee Stock purchase plan	23,288	-	-	61	-	-	-	61
Amortization of deferred compensation	-	-	-	-	1,237	-	-	1,237
Net loss	-	-	-	-	-	(15,394)	-	(15,394)
Balance as of December 31, 2000	26,064,539	-	$ 100	$ 69,169	$ (1,120)	$ (44,376)	$ -	$ 23,773
Employee options exercised	62,020	-	-	119	-	-	-	119
Expired options	-	-	-	(282)	282	-	-	-
Employee Stock purchase plan	158,905	-	1	137	-	-	-	138
Amortization of deferred compensation	-	-	-	-	437	-	-	437
Net loss	-	-	-	-	-	(7,996)	-	(7,996)
Treasury Shares	(39,000)	-	-	-	-	-	(43)	(43)
Balance as of December 31, 2001	26,246,464	-	$ 101	$ 69,143	$ (401)	$ (52,372)	$ (43)	$ 16,428
Employee options exercised	1,500	-	-	5	-	-	-	5
Employee Stock purchase plan	125,285	-	1	48	-	-	-	49
Amortization of deferred compensation	-	-	-	-	300	-	-	300
Net loss	-	-	-	-	-	(10,098)	-	(10,098)
Balance as of December 31, 2002	26,373,249	-	$ 102	$ 69,196	$ (101)	$ (62,470)	$ (43)	$ 6,684

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	YEAR ENDED DECEMBER 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Adjustments to reconcile net loss to net cash used in operating activities:			
Net loss	$(10,098)	$(7,996)	$(15,394)
Depreciation	890	700	640
Amortization of deferred compensation	300	437	1,237
Unrealized (gain) loss from Investments	28	395	(258)
Severance pay, net	(32)	(90)	346
Assets impairment	1,195	-	-
Other	(35)	-	-
Trade receivables	1,564	(3,565)	1,572
Other receivables	231	(19)	(1,001)
Accounts payable and accrued expenses	2,705	(489)	365
Deferred revenues	343	(59)	(1,016)
Decrease (Increase) in marketable securities, net	1,818	14,637	(16,620)
Net cash provided by (used in) operating activities	(1,091)	3,951	(30,129)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investments	(3,229)	-	-
Purchases of equipment	(315)	(390)	(2,437)
Net cash used in investing activities	(3,544)	(390)	(2,437)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term debt (net)	(123)	(6)	(174)
Repayments of long-term debt	(21)	(82)	(110)
Net proceeds from issuance of Ordinary shares	-	-	28,170
Purchase of treasury shares	-	(43)	-
Net proceeds from warrants exercised		-	579
Employee and ESPP options exercised	54	257	701
Net cash (used in) provided by financing activities	(90)	126	29,166
Increase (decrease) in cash and cash equivalents	(4,725)	3,687	(3,400)
Cash and cash equivalents at beginning of year	8,125	4,438	7,838
Cash and cash equivalents at end of year	$3,400	$8,125	$4,438
Supplemental cash flow information:			
Cash paid for interest	$10	$22	$86

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
(IN THOUSANDS OF DOLLARS)

NOTE 1 -- GENERAL

ClickSoftware Technologies Ltd. (the "*Company*" or "*ClickSoftware*") was incorporated in Israel and is a leading provider of end-to-end service optimization software. The ClickSoftware Service Optimization suite consists of **ClickSchedule**, which enables companies to automate and optimize their service resources; **ClickAnalyze**, ClickPlan and **ClickForecast**, which enable corporate decision makers to intelligently analyze past performance, monitor current performance, and effectively plan for future service needs; and **ClickFix and ClickMobile**, which empower service personnel by providing real-time information and solutions for service related issues. ClickSoftware products are used by a wide array of companies, including customers in the telecommunications, utilities, financial services, aerospace, defense, semi-conductor, and home service industries.

The Company has incurred net operating losses since inception and, as of December 31, 2002, had an accumulated deficit of $62.5 million. The Company is subject to various risks associated with companies in a comparable stage of development, including competition from substitute products and larger competitors, dependence on key individuals, and the potential necessity to obtain adequate financing to support its growth.

On June 22, 2000, the company completed an initial public offering of its ordinary shares (the "IPO"). The offering commenced on June 22, 2000 whereby 4,000,000 ordinary shares registered under a registration statement were sold at a price of $7.00 per share. Underwriters exercised their overallotment option and purchased 600,000 additional ordinary shares at a price of $7.00 per share. The aggregate price of the offering amount registered was $32,200,000. In connection with the offering, the Company paid an aggregate of $2,254,000 in underwriting discounts and commissions to the underwriters and incurred other expenses of approximately $1.8 million.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries in the U.S. (ClickSoftware, Inc.), in the U.K. (ClickSoftware Europe Limited), in Germany (ClickSoftware Central Europe, GmbH), in Belgium (ClickSoftware Belgium, N.V.) and in Australia (ClickSoftware Australia PTY, Ltd, a wholly owned subsidiary of ClickSoftware, Inc.). The subsidiaries are primarily engaged in the sale and marketing of the Company's products in North America, Europe and the rest of the world.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S.

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany balances and transactions have been eliminated.

Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiaries. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52. All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Bank deposits with maturities of more than three months but less than one year are included in short-term investments.

Concentration of Credit Risk

Financial instruments, which potentially subject the company to credit risk, consist principally of cash instruments and accounts receivable. The Company maintains cash and cash equivalents and investments with major financial institutions and limits the amount of credit exposure with any institution. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe and the United States. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 16 years. Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term, including renewal options, or the useful lives of the improvements.

The Company complies with provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Software Research and Development Costs

Software research and development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Revenue Recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, Software Revenue Recognition, as amended.

In accordance with SOP 97-2, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. Revenues from software product license agreements, which require significant customization and modification of the software product are deferred and recognized using the percentage-of-completion method of contract accounting in accordance with AICPA Statement of Position 81-1. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. If vendor specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exist for the undelivered elements, or until all elements are delivered, whichever is earlier.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers all arrangements with extended payment terms greater than nine months not to be fixed or determinable.

The Company also enters into license arrangements with resellers whereby revenues are recognized upon sale through to the end user by the reseller.

Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. However, revenues from certain fixed-price contracts are recognized on the percentage of completion basis. Post-contract customer support agreements provide technical support and the right to unspecified updates on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share are presented in conformity with *SFAS* No. 128 *"Earnings per Share"* for all years presented. Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the year. (See note 15).

	FOR THE YEAR ENDED DECEMBER 31,		
	2002	2001 As Restated	2000 As Restated
	(in thousands except share data and share numbers)		
Net loss attributable to ordinary shareholders	$ (10,098)	$ (7,996)	$ (15,394)
Basic and diluted:			
Weighted average shares used in computing basic and diluted net loss per ordinary share	25,553,891	25,322,771	22,501,563
Basic and diluted net loss per Ordinary share	$ (0.40)	$ (0.32)	$ (0.68)

All convertible preferred shares, warrants for convertible preferred shares, outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net loss per share because all such securities are anti-dilutive for all years presented. The total number of shares excluded from the calculations of basic and diluted net loss per share were 3,676,203, 3,775,971 and 2,831,718 for the years ended December 31, 2002, 2001 and 2000, respectively.

Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current and non-current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148.

If stock-based compensation had been measured under the alternative fair value accounting method provided for under SFAS No. 123, *"Accounting for Stock-Based Compensation"*, as amended by SFAS 148, the Company's net loss and basic and diluted net loss per share would have been increased or decreased to the following pro-forma amounts:

	2002	2001	2000
	(in thousands, except per share amounts)		
Net loss			
As reported	$(10,098)	$(7,996)	$(15,394)
Deduct- stock based compensation determined under APB 25	300	437	1,237
Add- stock based compensation determined under SFAS 123	(534)	(627)	(1,363)
Pro-forma	(10,332)	(8,186)	(15,520)
Basic and diluted net loss per Share			
As reported	$(0.40)	$(0.32)	$(0.68)
Pro-forma	(0.40)	(0.32)	(0.69)

Under SFAS 123, the fair market value of each option grant is estimated on the date of grant using the *"Black-Scholes option pricing"* method with the following weighted-average assumptions:(1) expected life of 5 years (2001 - 1.2, 2000 - 1.2); (2) dividend yield of 0% (3) expected volatility of 149% (2001 - 122%, 2000 - 152%) and (4) risk-free interest rate of 4% (2001 - 1.75%, 2000 - 5%).

Income Taxes

The Company accounts for income taxes, in accordance with the provisions of SFAS 109 *"Accounting for Income Taxes,"* under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that adoption of SFAS No. 146 will have a material impact on its financial statements.

In November 2002, FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are effective for statements issued after December 15, 2002 and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. Management does not expect that adoption of FIN 45 will have a material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards Board No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has followed the prescribed format and has provided the additional disclosures required by SFAS 148 in these financial statements for the periods presented (see Note 2), and will also provide the disclosures in its quarterly financial statements.

NOTE 3 -- RESTATEMENT

During the third quarter of 2002, the Company's audit committee, with the assistance of outside advisors, conducted a review of its financial statements for 2000 and 2001 and for the first six months of 2002. On October 21, 2002, the Company announced that it would restate its financial statements for 2000 and 2001 and for the first six months of 2002. The restatement results primarily from the recognition of revenue from sales to reseller customers and other customers, where revenue has been recognized prematurely or should not have been recognized at all.

Following the reaudit of the Company's financial statements, the Company restated its financial statements for the announced periods and for the year ended December 31, 1999 and filed an amendment to the 10-K for the year ended December 31,2001 on January 24, 2003.

NOTE 4 -- RESTRUCTURING AND ASSETS IMPAIRMENT

In the fourth quarter of 2002, in light of the worldwide economic recession and the slowdown in investments in corporate capital expenditure, the management of the company initiated a reorganization plan aimed at reducing its operating expenses. As a result of this plan, the Company recorded in the fourth quarter of 2002 restructuring costs and assets impairment in the amount of $2,665.

The reorganization plan included the termination of employees mainly in the U.S and Israel. Terminating employees were identified by name and position in advance as part of the plan, and given termination notice during the fourth quarter of 2002. Restructuring costs relating to such employees represent severance and benefits expenses incurred by the Company in connection with the layoff of the employees.

The reduction in headcount resulted in the utilization of less office space and office equipment mainly in the U.S. Consequently the Company recorded costs in connection with payments required to terminate lease contract and write-down of equipment and leasehold improvements for which no alternative use has been found.

The restructuring costs are summarized in the following table:

	DECEMBER 31,	
	2002	2001
	(in thousands)	
Write-down of equipment and leasehold improvements	$1,195	-
Termination of lease contract	850	-
Severance and benefit expenses	620	294
	$2,665	$294

An amount of $190 was paid through December 31, 2002. The balance of $1,280 (excluding the non-cash asset impairment) is anticipated to be paid during 2003.

NOTE 5 -- CASH AND CASH EQUIVALENTS

	DECEMBER 31,	
	2002	2001
	(in thousands)	
In U.S. dollars	$2,845	$7,784
In British Pounds	206	336
In NIS	151	5
In Euro	198	-
	$3,400	$8,125

NOTE 6 -- SHORT-TERM INVESTMENTS

	DECEMBER 31, 2002	2001
	(in thousands)	
Bank Deposits (see also note 14b)	$2,949	$0
Asset-backed Securities (average annual interest rate of 2.9%)	-	1,545
Commercial Papers	$0	$301
	$ 2,949	$ 1,846

The bank deposits bear an average annual interest rate of 2.0%.

NOTE 7 - -ALLOWANCE FOR DOUBTFUL ACCOUNTS

	DECEMBER 31, 2002	2001
	(in thousands)	
Balance at Beginning of Year	$912	$742
Charged to expenses	130	1,229
Deductions	(290)	(1,059)
Balance at Year end	$752	$912

NOTE 8 -- OTHER RECEIVABLES AND PREPAID EXPENSES

	DECEMBER 31, 2002	2001
	(in thousands)	
Government participations and other government receivables	$225	$329
Employees	36	58
Prepaid expenses	674	660
Other receivables	319	438
	$1,254	$1,485

NOTE 9 -- LONG-TERM INVESTMENTS

	DECEMBER 31, 2002	2001
	(in thousands)	
Bank Deposits (see also note 14b)	$280	$0
	$ 280	$0

The bank deposits bear an average annual interest rate of 2.0%.

NOTE 10 -- PROPERTY AND EQUIPMENT,NET

	DECEMBER 31, 2002	2001
	(in thousands)	
Cost		
Computers and office equipment	$2,906	$4,221
Leasehold improvements	804	1,664
Motor vehicles	409	409
	$4,119	$6,294
Accumulated Depreciation	2,869	3,309
	$1,250	$2,985

See also Note 4 Restructuring and assets impairment.

NOTE 11 -- SHORT-TERM DEBT

	DECEMBER 31, 2002	2001
	(in thousands)	
Short-term debt	$0	$72
Current maturities on long-term debt	17	68
	$17	$140

NOTE 12 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	DECEMBER 31, 2002	2001
	(in thousands)	
Suppliers	$1,083	$732
Employee and related expenses	1,234	941
Accrued royalties	581	446
Accrued restructuring (note 4)	1,280	-
Other	1,191	545
	$5,369	$2,664

NOTE 13 - ACCRUED SEVERANCE PAY

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company's severance pay obligation to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds.

Severance pay expenses amounted to $283, 266, and $562 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

A: In connection with its research and development, the Company received grants from the State of Israel in the total amount of $6,320. The Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% -- 150% of the amount of grants received with annual interest of LIBOR as of the date of approval for programs approved from 1999 and thereafter. The Company so far has paid or accrued royalties through December 31, 2002 of $2,335. The total additional contingent liability to pay royalties is $3,908.The payment of royalties is contingent on future sales and the Company has no obligation to refund these grants. if sufficient sales are not generated.

B: The Company has entered into standby letters of credit agreements with a bank primarily relating to the guarantee of future performance on certain contracts and office lease payments. As of December 31, 2002 contingent liabilities on outstanding letters of credit agreements aggregated approximately $2.6 million of which $0.28 million expires after December 31, 2003. The letters of credit are secured by $2.9 million in deposits, with the bank, to cover any potential payments under the guarantees.

C: The Company operates from leased facilities in Israel, the United States, U.K., Belgium and Germany, for periods expiring in the years 2003 through 2005. Minimum future rental payments, as of December 31, 2002 are as follows:

	(in thousands)
2003	$614
2004	408
2005	75
	$1,097

Rent expense amounted to $1,139, $1,138 and $1,039 for the years ended December 31, 2002, 2001 and 2000, respectively.

D: In December 2002, a lawsuit was filed against the Company and its current and former officers in the United States District Court for the District of Massachusetts asserting securities law claims on behalf of persons who purchased the Company's ordinary shares between June 22, 2000 and October 21, 2002. To date, the complaint has not been served on any of the defendants, nor has the plaintiff taken any other action in connection with the matter.

NOTE 15 -- SHAREHOLDERS' EQUITY

A. SHARE CAPITAL -- comprises of shares of NIS 0.02 par value.

The amount of shares issued includes shares reserved for issuance to employees held in reserve by a trustee. The total number of ordinary shares held by the trustee is 756,839 as of December 31, 2002, and 761,189 as of December 31, 2001.

B. Issuances

In March 2000 the Company granted a warrant to purchase 76,200 ordinary shares at an exercise price of $0.01 per share to an investor in connection with the issuance of preferred convertible shares in December 1999. This warrant was exercised in March 2000.

In February 2000, 15,329 ordinary shares were allocated to a consultant in accordance with an agreement for services provided in 1997 valued at $15,000. These shares were released from ordinary shares held in reserve by a trustee.

In March 2000, a shareholder exercised a warrant to acquire 18,926 Ordinary shares at an exercise price of $0.58 per share.

In March 1998, warrants to purchase 393,552 shares were issued. In June 2000, prior to the IPO, the March 1998 warrants were exercised as follows: 289,131 shares at an exercise price of $1.96 and 75,182 shares without cash consideration.

On June 22, 2000, the Company completed the initial public offering of its ordinary shares. A total of 4,000,000 ordinary shares were sold to the public at a price of $7.00 per share. Cash proceeds to the Company net of $1.96 million in underwriting discounts before expenses, were approximately $26.04 million.

C. Employee, Directors, and Consultant Option Plans

The Company adopted new option plans in 2000. Under these plans, the Company granted 513,500, 1,375,652 and 1,015,213 options at an average exercise price of $1.28, $1.50 and $5.75 for the years ended December 31, 2002, 2001 and 2000, respectively.

During the year ended December 31,2001 the Board of Directors and Shareholders at the annual meeting approved the grants of stand-alone options to purchase 144,036 ordinary shares to directors.

Transactions related to the above discussed options and warrants granted to employees and consultants during the years ended 2002, 2001 and 2000 and the weighted average exercise prices per share and weighted average fair value of the options at the date of grant are summarized as follows:

	OPTIONS AVAILABLE FOR GRANT	OUTSTANDING OPTIONS (*)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE FAIR VALUE OF OPTION
Outstanding December 31, 2000	3,385,383	2,761,049	2.65	
Granted	(1,519,688)	1,519,688	1.51	$ 0.72
Forfeited	458,067	(458,067)	2.20	
Exercised	-	(150,287)	0.79	
Exercised Employee Stock Purchase plan	(158,905)	-	-	
Outstanding December 31, 2001	2,164,857	3,672,383	2.31	
Granted	(513,500)	513,500	1.28	$ 1.21
Forfeited	621,556	(621,556)	1.35	
Exercised	-	(5,850)	0.64	
Exercised Employee Stock Purchase plan	(125,295)	-	-	
Outstanding December 31, 2002	2,147,618	3,558,477	2.15	

(*) As of December 31, 2002, 2001 and 2000, 639,113, 791,031 and 912,228 outstanding options are held by a trustee and have been reserved for allocation against certain employee options granted but not yet exercised.

The following table summarizes information about options outstanding and exercisable as of December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING AT DECEMBER 31, 2002	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING AT DECEMBER 31, 2002	WEIGHTED-AVERAGE EXERCISE PRICE
0.58	639,113	2.09	$ 0.58	639,113	$ 0.58
0.83	252,341	4.91	$ 0.83	208,236	$ 0.83
1.83	496,390	3.96	$ 1.83	496,390	$ 1.83
3.67	90,000	2.85	$ 3.67	90,000	$ 3.67
8.50	205,917	6.08	$ 8.50	126,848	$ 8.50
10.00	65,000	7.25	$10.00	43,333	$10.00
8.00	15,000	7.41	$ 8.00	12,917	$ 8.00
4.37	157,063	6.85	$ 4.37	92,285	$ 4.37
3.06	143,229	7.86	$ 3.06	143,229	$ 3.06
1.69	682,250	8.08	$ 1.69	628,375	$ 1.69
1.21	187,600	8.58	$ 1.21	187,600	$ 1.21
0.75 - 1.81	157,699	8.58	$ 1.21	55,395	$ 1.21
0.85 - 1.56	168,125	9.25	$ 1.18	42,156	$ 1.16
1.40	298,750	9.25	$ 1.40	118,125	$ 1.40
	3,558,477			2,884,002	

NOTE 16 -- SEGMENT REPORTING

The Company operates in one segment, the design, development, and marketing of software solutions.

The Company's revenues by geographic area are as follows:

	YEAR ENDED DECEMBER 31,		
	2002	2001	2000
	(in thousands)		
Revenue			
North America	$7,600	$8,493	$7,635
Europe	4,734	6,318	4,321
Israel	262	455	440
Asia Pacific and Africa	3,157	2,909	194
	$15,753	$18,175	$12,590

Sales to a single customer exceeding 10% of total sales:

	%	%	%
Customer A	-	12	-

Long lived Assets by geographical areas is as follows:

	YEAR ENDED DECEMBER 31,	
	2002	2001
Net Property and Equipment	(in thousands)	
North America	$254	$1,790
Europe	188	198
Israel	808	997
	$1,250	$2,985

NOTE 17-- TAXES ON INCOME

The Company is subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

Part of the Company's investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (*"Approved Enterprise"* status). The Company has chosen to receive its benefits through the *"Alternative Benefits"* track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The first plan benefit period has already expired. The benefit periods of the second and third plans have not yet commenced. The regular tax rate applicable to the Company is 36%.

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the income from which the dividend was distributed. A 15% withholding tax may be deducted from dividends distributed to the recipients.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

Tax assessments

Final tax assessments in Israel have been received up to and including the 1998 tax year.

Deferred taxes

The Company has net operating loss carryforwards in Israel of approximately $13.0 million as of December 31, 2001. In addition, losses of approximately $31.4 million are attributable to the U.S. subsidiary, which will expire between 2008 and 2014, and the European subsidiaries have tax loss carryforwards of approximately $8.4 million as of December 31, 2002. The tax loss carryforwards for Israel and the European companies have no expiration date. The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax-exempt. Accordingly there will be no tax benefit available from such losses and no deferred tax assets have been included in these financial statements.

Israel and International components of income profit (loss) before taxes are:

	YEAR ENDED DECEMBER 31,		
	2002	2001	2000
		(in thousands)	
Israel	$(181)	$1,355	$(6,565)
International	(9,917)	(9,351)	(8,829)
	$(10,098)	$(7,996)	$15,394)

NOTE 18 -- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

On January 1, 1997, the Company transferred its *"Nester"* division to a company under common control with the Company. The majority of the following balances and transactions are with that affiliated company.

	DECEMBER 31, 2002	DECEMBER 31, 2001
	(in thousands)	
Balances:		
Other Receivables	$3	$294

	YEAR ENDED DECEMBER 31, 2002	2001	2000
	(in thousands)		
Transactions:			
Management fee income from Nester	$48	$48	$48
Other General and administrative expenses	$67	$165	$208

ITEM 8A. UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table presents the quarterly information for fiscal 2002 and 2001:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts) (Unaudited)			
2002				
Net sales	$ 3,106	$ 3,461	$ 4,609	$ 4,577
Gross profit	$ 1,683	$ 1,776	$ 2,733	$ 2,808
Net Loss	$(2,350)	$(1,828)	$(1,833)	$(4,087)
Basic and diluted net loss per share:	$ (0.09)	$ (0.07)	$ (0.07)	$ (0.16)
Shares used in computing basic and diluted net loss per share (in thousands)	25,488	25,551	25,581	25,604
Price per ordinary share - high	$ 2.25	$ 1.20	$ 0.58	$ 0.44
Price per ordinary share - low	$ 1.10	$ 0.32	$ 0.36	$ 0.08
2001				
Net sales	$ 4,330	$ 4,104	$ 3,776	$ 5,965
Gross profit	$ 2,639	$ 2,284	$ 2,328	$ 4,628
Net Profit (Loss)	$(2,615)	$(2,690)	$(2,705)	$ 14
Basic and diluted net loss per share:	$ (0.10)	$ (0.11)	$ (0.11)	$ 0.00
Shares used in computing basic and diluted net loss per share (in thousands)	25,228	25,349	25,407	25,463
Price per ordinary share - high	$ 2.719	$ 1.43	$ 1.82	$ 1.47
Price per ordinary share - low	$ 0.75	$ 0.563	$ 0.7	$ 0.82

The Company's ordinary shares are traded on the Nasdaq SmallCap Market. As of March 13, 2003, there were approximately 82 registered holders of ordinary shares.

ITEM 9. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Upon the recommendation of the audit committee of our Board of Directors, our shareholders approved the appointment of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent accountants, as our independent accountants at a shareholders meeting held on December 31, 2002.

Luboshitz Kasierer & Co., an affiliate member of Ernst & Young International and formerly a member firm of Arthur Andersen, had previously audited our financial statements since the year ended December 31, 1995.

As we announced on October 21, 2002, during the third quarter of 2002, the audit committee, with the assistance of outside advisors, conducted a review of our financial statements for 2000 and 2001 and for the first six months of 2002. Upon the conclusion of this review, we determined to restate our historical financial statements for these periods and the audit committee decided to recommend to our shareholders that they dismiss Luboshitz Kasierer as our auditors and engage Brightman Almagor as our new auditors. Under Israeli law, the shareholders at a general meeting are the corporate entity that is authorized to appoint and dismiss a company's outside auditors.

Luboshitz Kasierer's reports on our consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, except to the extent discussed below, during 2000, 2001 and 2002, there were no disagreements between Luboshitz Kasierer and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Luboshitz Kasierer's satisfaction, would have caused Luboshitz Kasierer to make reference to the subject matter of the disagreement in connection with its reports. Furthermore, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

During 2001, we entered into an agreement to sell certain receivables to a bank. As a result of the sale, our management believed that it was appropriate to reduce accounts receivable in our financial statements and to increase cash to reflect proceeds of the sale. Because the language in the agreement with the bank provided the bank with recourse to us in the event the receivables could not be collected, Luboshitz Kasierer recommended that the receivables sold continue to be recorded as receivables and not cash. Following discussions between our management and audit committee and Luboshitz Kasierer in connection with the audit of our financial statements for the year ended December 31, 2001, we accepted the recommendation of Luboshitz Kasierer.

During 2000, 2001 and 2002, except as provided below, the Company did not consult Brightman Almagor with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Brightman Almagor and another independent advisor were retained by the audit committee as outside advisors. Brightman Almagor was specifically retained for the following services: (i) to perform a special internal corporate investigation regarding software revenue recognition by us and our United Kingdom subsidiary in the years 2000 and 2001, (ii) to review the work of the other advisor retained by the audit committee regarding our United States subsidiary, on the same issues, and (iii) to submit to the audit committee Brightman Almagor's recommendations following such work. The results of the work done by the outside advisors pointed out what was perceived to be erroneous accounting treatment of revenue recognition in certain situations. Following receipt of the results of the investigations made by the audit committee, with the assistance of the outside advisors, we made the determination to restate our historical financial statements for the years 2000, 2001 and the first six months of 2002.

Luboshitz Kasierer was consulted regarding the revenue recognition issues raised in the investigation mentioned above. Luboshitz Kasierer presented its views to the audit committee that the recognition of revenue in the financial statements for 2000 and 2001 and for the first six months of 2002 was proper in light of our historical sales experience.

We provided Brightman Almagor with a copy of the foregoing disclosure and with an opportunity to furnish us with a letter addressed to the Commission containing any new information, clarification of our expression of Brightman Almagor views, or the respects in which Brightman Almagor does not agree with the statements made herein. Brightman Almagor indicated that it concurs with the foregoing disclosure and that such a letter is not required.

We also provided Luboshitz Kasierer a copy of the foregoing disclosure. Their response is set forth in the proxy statement on form DEF14A filed with the US Securities and Exchange Commission on December 5, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is set forth under the caption "Election of Directors" and "Matters Relating to the Board of Directors" in the Company's proxy statement for its upcoming annual general meeting of shareholders (the "Proxy Statement") which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is set forth under the caption "Executive Compensation" in the Company's Proxy Statement, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is set forth under the caption "Certain Relationships and Related Transactions" in the Company's Proxy Statement, which information is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

In the last quarter of 2002, we identified a weakness in the process of recognizing and recording revenues in our books which led to the restatement of our financial statements for the years 2001, 2000 and 1999 and for the six months ended June 30, 2002. (See also note 3 of the notes to our consolidated financial statements on Form 10-K/A for the year ended December 31, 2001, filed with the Securities and Exchange Commission on January 24, 2003.)

Based on the instructions of the audit committee of our Board of Directors and with the assistance of its independent auditor, we adopted a new policy for revenue recognition. The policy includes procedures and practices to assure the proper recognition of revenue in the future. In addition, to improve the overall effectiveness of our disclosure controls and procedures, we have expanded the scope of periodic discussions between our finance department and our other operational departments, and expanded our formal reporting procedures. We have also established a Disclosure Committee with a mandate to assist our CEO and CFO in overseeing the accuracy and timeliness of our public disclosure and in evaluating regularly our disclosure and control procedures.

Within 90 days prior to the date of the filing of this annual report, our chief executive officer and our chief financial officer evaluated the effectiveness of our disclosure controls and procedures. They did not find any weaknesses not identified previously, and believe that the changes we began implementing at the end of 2002 and described above address the weaknesses identified. With the assistance of our advisors, we continue to evaluate further improvements, including formalizing our processes, procedures and policies, to our internal control and disclosure controls and procedure.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1 (1)	Articles of Association of ClickSoftware Technologies Ltd.
4.1 (1)	Specimen of Ordinary Share Certificate
4.2 (1)	Fourth Amended and Restated Registration Rights Agreement, dated December 15, 1999
10.1 (2)	Form of 2000 Share Option Plan, as amended
10.2 (1)	Form of 2000 Employee Share Purchase Plan
10.3 (1)	Employment Agreement between ClickSoftware Technologies Ltd. and Moshe BenBassat
10.4 (1)	Employment Agreement between ClickSoftware Technologies Ltd. and Shimon Rojany
10.5 (1)	Form of Indemnification Agreement
10.6 (1)	Form of 1996 Option Plan
10.7 (1)	Form of 1997 Option Plan
10.8 (1)	Form of 1998 Option Plan
10.9 (1)	Form of 1999 Option Plan
10.10(1)	Form of 1999 Option Plan
10.12(1)	Form of 2000 Israeli Plan
10.13(1)	Form of 2000 Unapproved U.K. Share Scheme
10.14(1)	Form of 2000 Approved U.K. Share Scheme
10.15(3)	Employment Agreement between ClickSoftware Technologies Ltd. and Corey Leibow
10.16(4)	Lease made on January 21, 2000 by and between WTA Campbell Technologies Park, LLC and ClickSoftware, Inc.
10.17	Employment Agreement between ClickSoftware Technologies Ltd. and Shmuel Arvatz
21.1	Subsidiaries of the Registrant
23.1	Consent of Brightman Almagor & Co., member of Deloitte Touche Tohmatsu
99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1/A file no. 333-30274), as amended.
(2) Incorporated by reference to the Registrants definitive proxy statement filed on August 6, 2001.
(3) Incorporated by reference to the Registrant's report on form 10-K filed on March 30, 2001.
(4) Incorporated by reference to the Registrant's report on form 10-Q filed on August 14, 2001.

(a)(1) FINANCIAL STATEMENTS

Consolidated Balance Sheets
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows

(b)(2) FINANCIAL STATEMENTS SCHEDULES

Schedule II - Valuation and Qualifying Accounts and Reserves

All other financial statements and schedules not listed have been omitted because the required information is included in the consolidated financial statements or notes thereto, or is not applicable or required.

(b) REPORTS ON FORM 8-K:

During the quarter ended December 31, 2002, the Company filed the following reports on Form 8-K:

Current Report on Form 8-K dated October 7, 2002 (and filed October 28, 2002), and amended on Form 8-K/A dated November 7, 2002 (and filed November 13, 2002), reporting Item 4 "Changes in Registrant's Certifying Accountant," Item 5 "Other Events" and Item 7 "Financial Statements and Exhibits."

Current Report on Form 8-K dated November 25, 2002 (and filed November 26, 2002) reporting Item 5 "Other Events" and Item 7 "Financial Statements and Exhibits".

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

CLICKSOFTWARE TECHNOLOGIES LTD.

By: **/s/ Shmuel Arvatz**

Shmuel Arvatz
Chief Financial Officer

Date: March 20, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Moshe BenBassat Moshe BenBassat	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 20, 2003
/s/ Shmuel Arvatz Shmuel Arvatz	Chief Financial Officer Principal Financial and Accounting Officer)	March 20, 2003
/s/ Dr. Israel Borovich Dr. Israel Borovich	Director	March 20, 2003
/s/ Roni Einav Roni Einav	Director	March 20, 2003
/s/ Nathan Gantcher Nathan Gantcher	Director	March 20, 2003
/s/ Eddy Shalev Eddy Shalev	Director	March 20, 2003
/s/ James W. Thanos James W. Thanos	Director	March 20, 2003

CERTIFICATIONS

I, Moshe BenBassat, certify that:

1. I have reviewed this annual report on Form 10-K of ClickSoftware Technologies Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003

By: /s/ Moshe BenBassat
Moshe BenBassat
Chairman and Chief Executive Officer

I, Shmuel Arvatz, certify that:

1. I have reviewed this annual report on Form 10-K of ClickSoftware Technologies Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003

By: /s/ Shmuel Arvatz
Shmuel Arvatz
Executive Vice President and
Chief Financial Officer

Corporate Information

Board of Directors

Dr. Moshe BenBassat
Chairman and CEO

Mr. Eddy Shalev
Managing General Partner
Genesis Partners

Dr. Israel Borovich
CEO
Arkia Airlines

Mr. Roni Einav
CEO
Einav Hi-Tech Assets Ltd.

Mr. James Thanos
Formerly Vice President
and General Manager, Americas
BroadVision

Mr. Nathan Gantcher
Co-Chairman, President and CEO
Alpha Investment Management

Officers

Dr. Moshe BenBassat
Chairman and CEO

Mr. Shmuel Arvatz
Executive Vice President and
Chief Financial Officer

Mr. David Schapiro
Executive Vice President,
Markets and Products

Mr. Hannan Carmeli
Executive Vice President,
Worldwide Professional Services

Mr. Amit Bendov
Senior Vice President,
Product Marketing

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge on request to: Investor Relations, ClickSoftware Technologies Ltd., 34 Habarzel Street, Tel Aviv, 69710 Israel, or investorrelations@clicksoftware.com.